FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 26, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual Results
for the year ended 31 December 2015

The Royal Bank of Scotland Group plc
Annual Results 2015

Introduction

Presentation of information
In this document, 'RBSG plc' or the 'company' refers to The Royal Bank of Scotland Group plc, and 'RBS' or the 'Group' refers to RBSG plc and its subsidiaries. The results commentary in this document refers to measures of financial performance, principally operating performance before own credit adjustments, (loss)/gain on redemption of own debt, write down of goodwill, strategic disposals, restructuring costs and litigation and conduct costs, to exclude items which distort period-on-period comparison.  These measures, derived from the reported results, are non-GAAP financial measures.

Restatements
Pension accounting policy
As set out in 'Basis of preparation', RBS has revised its accounting policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. The change has been applied retrospectively and comparatives restated.

RBS has made certain changes to its financial reporting which are effective for the 2015 Annual results.
• revised reportable segments;
• a change to the treatment of one-off and other items;
• allocation of central balance sheet items;
• revised treasury allocations; and
• revised segmental return on equity.

Comparatives have been restated accordingly for the changes outlined above.

For further information on these changes refer to the Restatement document issued on 4 February 2016, available on www.investors.rbs.com/restatement.

Citizens Financial Group
On 31 December 2014, Citizens was classified as a discontinued operation and a disposal group: its aggregate assets were presented in Assets of disposal groups and its aggregate liabilities in Liabilities of disposal groups.

From 3 August 2015, when RBS's interest fell to 20.9%, Citizens was accounted for as an associate classified as held for sale. On 30 October 2015, RBS sold all of its remaining shareholding in Citizens. Citizens is no longer treated as a reportable segment.

Introduction

Statutory results
The consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and related notes presented on pages 46 to 50 inclusive are on a statutory basis.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2014 have been filed with the Registrar of Companies and those for the year ended 31 December 2015 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Analysts and investors conference call
RBS will be hosting a presentation for analysts and investors on the results for the year ended 31 December 2015. Details are as follows:

Date:	Friday 26 February 2016
Time:	9.30 am UK time
Conference ID	46694275
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

There will also be a call for fixed income analysts and investors. Details are as follows:

Date:	Friday 26 February 2016
Time:	3.30 pm UK time
Conference ID	47837905
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Available on www.rbs.com/results
• announcement and slides
• 2015 Annual Report and Accounts
• a financial supplement containing income statement and balance sheet information for the nine quarters ended 31 December 2015
• Pillar 3 Report 2015

Contacts

For analyst enquiries:
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:
RBS Press Office		+44 (0) 131 523 4205

Highlights

The Royal Bank of Scotland Group (RBS) continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. RBS delivered against its 2015 targets.

RBS reported a loss attributable to ordinary shareholders of £1,979 million, compared with a loss of £3,470 million in 2014. This included elevated restructuring costs (£2,931 million), as the bank's repositioning accelerated, particularly in the Corporate & Institutional Banking (CIB) business. Litigation and conduct costs (£3,568 million) increased as further steps were taken to clear legacy obstacles from RBS's path to normalisation.

RBS continues to strengthen and reshape the balance sheet, building on a strong track record of delivery. Risk-weighted assets (RWAs) reduced 32%, or £113 billion, including £109 billion from the disposal of Citizens Financial Group and the accelerated run-down of Capital Resolution.

RBS intends to pay a final dividend on the Dividend Access Share (DAS) during the first half of 2016 subject to final Board and PRA approval, further normalising the capital structure of the bank and removing a constraint on the resumption of capital distributions.

2015 results included a charge for goodwill impairment of £498 million attributed to Private Banking; a loss on redemption of own debt of £263 million; and a gain of £1,147 million on loss of control of Citizens largely arising from the reclassification of foreign exchange reserves (£962 million).

Adjusted operating profit(1) totalled £4,405 million compared with an adjusted operating profit of £6,056 million in 2014, lower primarily due to income attrition and disposal losses in the Capital Resolution business.

●
UK Personal & Business Banking (UK PBB)(2) recorded an adjusted operating profit of £2,169 million, broadly stable compared with the prior year. There was a good performance in mortgages with net new lending totalling £9.3 billion, RBS's strongest performance since 2009, albeit at lower overall margins as customers shift from standard variable rate to fixed rate products. Adjusted operating costs(3) were 3% lower, while credit quality remained good, with modest net impairment releases.

●
Commercial Banking(2) adjusted operating profit was down 6% at £1,384 million, driven by a marginal fall in income reflecting margin pressure and included a Q4 2015 loss of £34 million on the sale of non-strategic asset portfolios. Deposit and lending volumes (net new lending of £3.6 billion excluding business transfers, run-off and disposals), contributed to a 1% rise in net interest income.

●
Ulster Bank RoI(2) adjusted operating profit declined 45% to £264 million as net impairment releases, though still substantial, were lower than in 2014. Private Banking adjusted operating profit was 41% lower at £113 million, while RBS International (RBSI) recorded an adjusted operating profit of £211 million, down 14%.

●
CIB(2)  made an adjusted operating loss of £55 million, compared with an adjusted operating profit of £233 million in 2014, driven by lower income in line with the business's reduced scale and risk appetite. Adjusted expenses were down 15% as CIB continues to move towards a more sustainable cost base.

●
Capital Resolution(2)  recorded an adjusted operating loss of £412 million, compared with a profit of £1,115 million in 2014, reflecting increased disposal losses as it accelerated the run-down of its portfolios, reducing RWAs by almost half to £49.0 billion.

Adjusted bank return on equity was 11.0% in 2015, compared with (1.5%) in 2014. Franchise return on equity(4) was 11.2%.

Notes:

(1)
Operating profit/(loss) before tax, own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals and excluding restructuring costs, litigation and conduct costs and write down of goodwill.

(2)	For unadjusted operating profit, see segment performance on pages 25 to 29.
(3)	Excluding restructuring costs, litigation and conduct costs and write down of goodwill.
(4)	Return on equity for Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and CIB combined.

Highlights

Common Equity Tier 1 (CET1) ratio improved 430 basis points to 15.5% in 2015, as RWAs declined by £113 billion, partially offset by the attributable loss and the accelerated recognition of previously committed contributions in relation to the The Royal Bank of Scotland Group Pension Fund following a change in accounting policy.

Tangible net asset value was 352p per ordinary share at 31 December 2015, down from 374p at 31 December 2014 post restatement for the accounting policy change. This was largely driven by the attributable loss for the year less the impact of reclassified reserves on the deconsolidation of Citizens and cash flow hedging reclassifications from equity arising as the hedged transactions occurred.

Q4 2015 financial performance
The loss attributable to ordinary shareholders amounted to £2,740 million, compared with a loss of £5,791 million in Q4 2014 and a profit of £940 million in Q3 2015. The loss was primarily driven by litigation and conduct costs of £2,124 million principally relating to additional provisions for mortgage-backed securities litigation in the US (£1,500 million) and additional PPI provisions (£500 million). Q4 2015 results were also impacted by certain significant items including the charge for goodwill impairment attributed to Private Banking (£498 million) (Q4 2014 - nil) and the loss on redemption of own debt (£263 million) (Q4 2014 - nil).

Adjusted operating profit for the quarter was £686 million, compared with £1,167 million in Q4 2014 and £826 million in Q3 2015. Lower income, primarily reflecting the planned run down of Capital Resolution which included £180 million of total disposal losses, weighed on Q4 2015 performance. The UK Bank Levy of £230 million increased operating expenses relative to Q3 2015. In addition, net impairment releases were £327 million, significantly lower than Q4 2014 (£670 million) but higher than Q3 2015 (£79 million).

Highlights

Delivery against our 2015 targets
In 2015, RBS set out targets across its five strategic priorities, and continued its track record of delivery.

Strategy goal	2015 targets	2015
Strength & sustainability	Reduce risk-weighted assets (RWAs) to <£300 billion	£243 billion, a reduction of £113 billion.
	RCR exit substantially completed	Funded assets down 88% since initial pool of assets identified. Residual £4.6 billion of assets within Capital Resolution.
	Citizens deconsolidation	Sold full stake a year ahead of schedule, allowing full deconsolidation.
	£2 billion AT1 issuance	Successfully issued US$3.15 billion AT1 capital notes (£2 billion equivalent).
Customer experience	Improve NPS in every UK franchise	Year-on-year significant improvement in NatWest Business Banking, RBS Business Banking and Ulster Bank Personal Banking (NI).
Simplifying the bank	Reduce costs by £800 million, target exceeded and increased to >£900 million	Achieved £983(1) million of cost savings.
Supporting growth	Lending growth in strategic segments ≥ nominal UK GDP growth	4.8% growth achieved in UK PBB and Commercial Banking in 2015, exceeding nominal UK GDP growth(2).
Employee engagement	Raise employee engagement index to within 8% of GFS norm	Surpassed employee engagement goal, up six points to within three points of GFS.

Notes:

(1)	Excluding litigation and conduct costs, restructuring costs, write down of goodwill and other intangible assets and the operating costs of Williams & Glyn.
(2)	Preliminary estimate for nominal UK GDP growth in 2015 is 2.6% year-on-year.

Building a strong, simple, fair bank

Balance sheet progress
RBS continued to improve its capital strength, with the CET1 ratio increasing to 15.5% at 31 December 2015, up 430 basis points from 11.2% at 31 December 2014 and up 690 basis points from 8.6% at 31 December 2013. CET1 ratio benefited from the disposal of Citizens and Capital Resolution's performance in  running off and disposing of capital intensive assets, partly offset by the attributable loss and the pension accounting policy change.

The leverage ratio rose to 5.6% at 31 December 2015, an improvement of 140 basis points from 4.2% at 31 December 2014 and 220 basis points from 3.4% at 31 December 2013, assisted by the successful issuance of Additional Tier 1 (AT1) capital notes in August 2015 and a substantial reduction in leverage exposure to £702 billion, down £237 billion from 31 December 2014 and £380 billion from 31 December 2013. Planned 2016 issuance of £2 billion AT1 capital notes, subject to market conditions, will provide further balance sheet resilience. In addition, issuance of £3-5 billion of senior debt, eligible to meet RBS's Minimum Requirement for Own Funds and Eligible Liabilities (MREL), is targeted from the RBS Group plc holding company, again subject to market conditions.

Progress was made in de-risking the balance sheet as the bank continued the run-down or sale of certain businesses and higher risk or capital intensive assets. RWAs decreased from £356 billion at 31 December 2014 to £243 billion at 31 December 2015.

Highlights

In 2015 RBS:

●	Completed the exit from Citizens a year ahead of schedule, reducing RWAs by £63 billion in the process and underlining our commitment to a UK market focus.
●
Delivered strong progress in the first year of CIB Capital Resolution, reducing RWAs by £32.6 billion to £40.5 billion, exceeding its target RWA reduction of £25 billion. The business substantially exited the North American and Asia-Pacific (APAC) portfolios, and a partnership for our international customers was agreed with BNP Paribas as an alternative to the Global Transaction Services business. Agreed the sale of our Russian subsidiary which is due to complete in Q2 2016.

●
Achieved the run-down target of RCR a year ahead of schedule, reducing funded assets by 88% since the original pool of assets was identified, exceeding the targeted 85%, to £4.6 billion at 31 December 2015.

●	Completed the first tranche of the international private banking business sale, with the final tranche due to complete in the first half of 2016.
●	Improved the quality of its core loan books, primarily through the sale of commercial real estate and infrastructure portfolios in Commercial Banking and a buy-to-let portfolio in Ulster Bank RoI.
●
Continued to progress the Williams & Glyn (W&G) divestment, submitting a banking licence application to UK regulatory authorities in September 2015 and work continues on separation (although this will not now be achieved until after the previously announced Q1 2017). The Group remains committed to full divestment by the end of 2017.

Credit quality remained stable, with risk elements in lending (REIL) decreasing to £12.2 billion (3.9% of gross customer loans) at 31 December 2015, from £28.2 billion (6.8%) at 31 December 2014 and £39.4 billion (9.4%) at 31 December 2013. This reduction was primarily driven by disposals in Capital Resolution coupled with the recovering Irish economy.

In line with the progress to de-risk the balance sheet, committed exposures to the natural resources sectors have more than halved, with oil and gas in particular substantially reducing by 70% during 2015 to £6.6 billion. The majority of our emerging market exposures have declined following action on non-strategic activities, reducing by 75% our exposure to China and Russia. Reductions primarily reflected corporate loan portfolio disposal activity and the strategic direction of CIB.

Our funding and liquidity position remains strong, aided by the accelerated reduction of the Capital Resolution balance sheet. The liquidity coverage ratio was 136%, compared with 112% at 31 December 2014, whilst the net stable funding ratio was 121%, compared with 112% at 31 December 2014, both well above regulatory minima at the end of 2015.

The 2015 Bank of England stress test results concluded that RBS did not need to alter its capital plan, as sufficient steps had already been taken by RBS to strengthen its capital position.

Delivering for our customers

●	Product proposition enhanced:
○
Investing in building deeper customer engagement through the launch of a new current account, 'Reward', which enables customers to receive 3% cashback on household bills for a monthly account fee of £3.

	○	Launched an innovative new home insurance product offering customers a fixed premium for three years, which we believe is a positive departure from industry practice.
	○	Committed to fair banking through making overdrafts more accessible to one million customers who are now eligible for overdrafts of £100 and £250.
	○	One of the first UK banks to offer the Government-led Help to Buy: ISA as we continue to help first time buyers.

Highlights

●	Continue to lead on collaboration and innovation:
	○	Launched Royal National Institute of Blind People (RNIB) approved cards, becoming the first bank to achieve RNIB accreditation.
	○	Became the first UK bank to enable customers to use only their fingerprint to log into their phone banking app via Touch ID.
	○	Real time registration of our mobile banking app enabling customers to log in as they open their current account.
	○	One of the first UK banks to launch Apple Pay and subsequently created an Apple Watch app.
●	Supporting UK entrepreneurs and businesses:
○
Opened four Entrepreneur Hubs across the UK, increasing our involvement to seven, enabling entrepreneurs and small businesses to access free office space, mentoring and financial support, with a further five hubs to be opened in 2016.

	○	The Commercial Bank has issued 12,500 statements of appetite letters to our customers, offering up to £8 billion of new borrowing facilities.
●	Investing in our operational capabilities:
	○	Enhanced our mortgage operations, including an online mortgage tracker application to improve customer experience, whilst increasing mortgage advisors by 21% from 803 to 974.
	○	Employed a new automated account-opening system to improve our onboarding process, accelerating end-to-end account opening times by 50% for business customers and 30% for commercial customers.
	○	Launched a new customer relationship management tool, enabling a single view of the customer.
	○	Planned £3.5 billion IT investment spend committed from 2015 to 2017 to improve core infrastructure and resilience whilst addressing innovation capabilities.
	○	Core technology platforms continued to be simplified with 370 applications and over 6,000 servers decommissioned.
●	Upgrading our points of presence:
	○	Upgraded 322 branches and replaced 922 ATMs as the bank enhances customers' experience.
	○	Customers in Ireland are benefiting from a joint venture with 'An Post', accessing 1,140 new points of presence.
○
Continued to evolve the NatWest mobile app through Touch ID and the ability to apply for loans and savings products, whilst enhancing the PAYM feature and ability to use Apple Pay. Active mobile users have increased 27% to 3.7 million in 2015.

	○	Broke with tradition to open 34 of the busiest branches in the UK during bank holidays.
	○	Launched an 'online diary' where customers can book an appointment with an advisor from the comfort of their own home.
●	Investing in our people:
	○	Delivered leadership training to over 13,000 leaders through a comprehensive 'Determined to Lead' training programme.
	○	Around 5,500 front line staff completed certified banking skills programmes, with a further c.11,000 enrolled.
	○	Announced a target of having 30% female leaders in every business unit by 2020 and a further goal of a 50/50 spilt by 2030 across all levels of the business.
	○	Became the first bank to achieve Investing in Young People Accreditation.

Highlights

Government shareholding
On 4 August 2015, HM Treasury (HMT) sold 630 million RBS ordinary shares, its first sale since its initial investment in 2008.

On 8 October 2015, HMT converted the 51 billion B shares it held into 5.1 billion ordinary shares, further normalising the ownership structure of RBS. These new ordinary shares were admitted to the London Stock Exchange on 14 October 2015. HMT's economic interest was 72.6% at 31 December 2015.

Our current plan assumes that we will pay the final Dividend Access Share (DAS) dividend of £1,180 million, plus interest, during the first half of 2016, subject to final Board and PRA approval. This thereby effects the conversion of the DAS into a single ordinary share. This will further normalise the capital structure of the bank and remove a constraint on the resumption of capital distributions. The retirement of the DAS demonstrates the strategic progress of the bank and follows an initial payment of £320 million in 2014. The pro forma impact, at 31 December 2015, to TNAV from making the payment in 2016 is approximately 10p per share and approximately 50 basis points to the CET1 ratio.

Pension Fund
On 27 January 2016, the bank announced a change to its pensions accounting policy; in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. As a result of this accounting change, a minimum funding requirement of £3.3 billion in respect of the Main scheme was recorded as a liability at 31 December 2015 representing the present value of deficit reduction contributions for 2016 to 2023 (£3.7 billion) less an asset ceiling of £400 million. The net post tax impact of the policy change, together with updated IAS 19 year-end scheme valuations, is approximately £1.6 billion or approximately 13p per share reduction in TNAV and approximately 70 basis points on the CET1 ratio.

Separately, RBS has signed a memorandum of understanding with the RBS Group Pension Fund trustee to make a payment of £4.2 billion into the scheme. The pro-forma 2016 impact on TNAV, at point of payment, is a further £400 million or approximately 3p per share and approximately 30 basis points on the CET1 ratio.
The accelerated payment improves capital planning and resilience, bringing forward the valuation date not later than 31 December 2015. The next valuation date will take place between 31 October 2018 and 31 December 2018, with any future funding arrangements needed to be agreed with the Trustee no later than Q1 2020. This provides increased certainty on contribution commitments and the pension balance sheet position. Subject to PRA approval, the bank expects the adverse core capital impact to be partially offset by a reduction in RBS's core capital requirements. Any such potential core capital offsets are likely to occur at the earliest 1 January 2017 and will depend on the PRA's assessment of RBS's core capital position at that time.

Current trading
PBB and CPB franchises have traded in line with expectations in the first six weeks of 2016. CIB has had a difficult start to the year, given overall market conditions.

The net impact of lower long term yields and year to date sterling weakness have contributed to earnings volatility, reflected in certain line items such as IFRS volatility, own credit adjustments and foreign exchange gains/losses.

Highlights

Outlook
In our core PBB and CPB franchises we expect income to stabilise in 2016 as headwinds from low interest rates and the uncertain macroeconomic environment are balanced by strong planned volume growth, particularly in mortgages but also in core commercial lending. CIB may see some modest further income erosion. Cost savings of £800 million are planned in 2016 (in addition to the £2 billion achieved in 2014 and 2015). Our expectation is for cost reduction to exceed any income erosion across our combined core businesses.

Legacy credit portfolios have now been substantially disposed of, so we do not expect the considerable recoveries seen in 2014 and 2015 to be repeated and some portfolios may see net impairment charges. However, impairments on core portfolios are expected to remain low in 2016, with a modest overall net impairment charge for the year, though we recognise that the risk of larger single name events has increased, given the uncertain macroeconomic environment.

Previous guidance has indicated restructuring costs of approximately £5 billion and disposal losses of approximately £1.5 billion in the period 2015-19. Consistent with this, restructuring costs are expected to remain high in 2016, totalling over £1 billion. Most of the remaining signalled disposal losses are expected to be incurred in 2016 (2015 - £367 million). Capital Resolution is expected to reduce RWAs to around £30 billion by the end of 2016, ahead of our original plan, despite a more difficult economic environment for disposals, given the momentum we created in 2015, and continued substantial run-off activity.

Based upon the currently expected timing of payments, the combined impact of the accelerated pension payment, as announced on 27 January 2016, and the final DAS dividend would be to reduce TNAV per share by 13p during Q1 2016.

We continue to deal with a range of uncertainties in the external environment, including those caused by the referendum on the UK's continuing membership of the European Union. We will also have to manage conduct-related investigations and litigation, including US RMBS, throughout 2016, and substantial incremental provisions may be recognised during the year.

Work continues on the separation of Williams & Glyn, but this will now not be achieved until after Q1 2017. The Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed. The Williams & Glyn separation process is a high priority for the Group and involves the diversion of Group resources away from other key areas. The associated risks are discussed in more detail in the Risk Factors on pages 390 to 414 in the 2015 Annual Report and Accounts.

RBS plans to return excess capital to shareholders through dividends or buybacks, subject to Board and PRA approval at the time. Key milestones before seeking such approval for capital distributions would include, among other considerations: passing the 2016 Bank of England stress test (including our Individual Capital Guidance hurdle); operating within our capital risk appetite; passing the peak of litigation and conduct costs including US RMBS; confidence in sustainable profitability; and an assured exit of Williams & Glyn. Given the challenges in separating Williams & Glyn and the potentially elongated period to resolve US RMBS-related litigation claims and regulatory investigations, we now consider it more likely that capital distributions will resume later than Q1 2017.

Highlights

Customer
RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020. In recent years, RBS has launched a number of initiatives to make it a simple and fair bank to do business with, and it continues to deliver on the commitments that it made to its customers in 2014.

We use independent surveys to measure our customers' experience and track our progress against our goal in each of our markets.

Net promoter score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating 'extremely likely' and 0 indicating 'not at all likely'. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have a NPS for Q4 2015. Year-on-year, NatWest Business Banking, RBS Business Banking and Ulster Bank Personal Banking (Northern Ireland) have seen significant improvements in NPS.

		Q4 2014	Q3 2015	Q4 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	6	8	9	9
	Royal Bank of Scotland (Scotland)(1)	-13	-9	-9	-10
	Ulster Bank (Northern Ireland)(2)	-24	-9	-9	-21
	Ulster Bank (Republic of Ireland)(2)	-18	-15	-14	-15
Business Banking	NatWest (England & Wales)(3)	-11	6	9	-7
	Royal Bank of Scotland (Scotland)(3)	-23	-12	-7	-21
Ulster Bank Corporate	Ulster Bank (Northern Ireland)(4)	-44	n/a	-45	-34
	Ulster Bank (Republic of Ireland)(4)	-17	n/a	-21	-15
Commercial Banking(5)		12	9	9	15

Customer trust
We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat). Customer trust in RBS is at its highest in two years and NatWest has also improved.

		Q4 2014	Q3 2015	Q4 2015	Year end 2015 target
Customer Trust(6)	NatWest (England & Wales)	41%	44%	48%	46%
	Royal Bank of Scotland (Scotland)	2%	11%	14%	11%

Notes:

(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3509) Royal Bank of Scotland (Scotland) (623). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?"

(2)
Source: Coyne Research 12 MAT data. Latest base sizes: Ulster Bank NI (300) Ulster bank RoI (302) Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".

(3)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1352), RBS Scotland (432). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)
Source: PWC Northern Ireland Business Banking Tracker and PWC Republic of Ireland Business Banking Tracker. Data collected annually. Latest base sizes: Ulster Bank NI (377), Ulster Bank RoI (222). Weighted by turnover to be representative of businesses in Northern Ireland and Republic of Ireland.

(5)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (872). Weighted by region and turnover to be representative of businesses in Great Britain.

(6)
Source: Populus. Latest quarter's data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (974), RBS Scotland (187).

Chief Executive's message

RBS made progress again in 2015. We ended the year a simpler, stronger bank with a business anchored squarely in the UK and Ireland, focused on retail and commercial markets.

Year one of our plan in 2014 was about getting cost out and improving our capital position. This gave us the platform to go further, faster in 2015 by exiting more businesses that didn't fit our strategy, and accelerating improvements in our core bank. We delivered on both.

Simpler and stronger
Over the last few years, RBS has built a good track record in restructuring and we reinforced that record in 2015. The sale of Citizens was completed early following the largest US bank IPO ever. We are well through the sale of our international private banking business, and are winding down our non-UK transaction services business. Major loan portfolios have been divested, and the progress continues on the complex process to exit 25 of the 38 countries in our international network. We also marked the end of RBS Capital Resolution (RCR), having substantially completed its run-down one year ahead of schedule.

Our progress on exits and disposals has supported a substantial uplift in capital strength, with our CET1 ratio up by 430 basis points over the year to 15.5%.

Like other banks, we continue to look for opportunities to resolve legacy conduct issues on terms we believe to be acceptable. We have recently added to our provisions in relation to residential mortgage-backed securities in the US (RMBS) and Payment Protection Insurance (PPI). We hope to conclude many of the remaining substantial conduct and litigation issues over the coming year, but the timing of many of these matters is not in our hands.

An improving core bank
As well as exiting businesses that don't fit our strategy, we have made strong progress in improving our core retail and commercial franchises. Mortgage and commercial lending showed healthy growth over the year as we played a key role in supporting the UK economy.

Focus continues around simplifying processes as the scale and footprint of the bank is reshaped. At an operational level, we have reduced our London property footprint, further rationalised and simplified our systems, and increased stability across our core platforms. Simplification across the bank has helped reduce our cost base by £983 million this year.

We have also improved our products and service for customers. Our new current account proposition - Reward - is a further step forward in terms of our offering, with our customers receiving 3% cashback on their household bills. This product is geared toward building stronger and deeper customer relationships.

Across our franchises we demonstrated further commitment to becoming a fair bank that earns the trust and loyalty of its customers. We launched a progressive three year fixed premium rate home insurance product, made £100 and £250 overdrafts automatically available to an additional one million customers, and launched new cards for visually impaired customers that secured approval from the Royal National Institute of Blind People (RNIB).

Our underlying performance over the year shows the strength - and further potential - of our core businesses, but the conduct and restructuring issues mentioned have taken their toll on our bottom line. While adjusted operating profit for the year totalled £4,405 million, we recorded a full year attributable loss of £1,979 million.

Chief Executive's message

We went further, faster against our targets in 2015
We have consistently referred to five priorities, which have become a familiar framework for tracking performance. This management team is committed to a simple approach: we set out our priorities, we commit to targets against each of them, and then we deliver, as we have set out on page 5.

2016 Targets
Each year, the bank moves toward delivering stronger returns from a lower risk profile; our strategic priorities are at the core of this. For 2016, we have a new set of targets which ultimately underpin achieving the long-term target of being number one for customer service, trust and advocacy:

●	Strength & sustainability: maintain bank CET1 ratio of 13%.
●	Customer experience: narrow the gap to No.1 for NPS in every primary UK brand.
●	Simplifying the bank: reduce operating expenses by £800 million(1).
●	Supporting growth: net 4% growth in PBB and CPB customer loans.
●	Employee engagement: raise employee engagement to within two points of GFS norm.

Our long-term financial and customer targets remain unchanged, but we have stretched our employee engagement target further. The logic we are following is simple: more engaged employees have better customer conversations, which will drive better service and, as a result, higher returns.

Focus for 2016
We are looking to take another £800 million from our cost base. This is an area where we must continue to be disciplined given the uncertain macroeconomic and low interest rate environment our core businesses face. In two years, we have taken out £2 billion in costs and next year will see us move closer to a sustainable cost base that reflects the size and scale of this bank.

Our 'Reward' current account proposition and increasing share of the mortgage market give us a platform to be the main bank provider to more valuable customers.

In Commercial Banking, we will continue to shift capital toward business that delivers higher quality returns, and cement our position as the number one bank for UK business.

RBS International is another strong franchise. The solid returns in this business will become an increasing feature of our profit mix over the coming years.

We also have businesses that can and will do better.

Corporate & Institutional Banking (CIB) has plans through to 2020 to deliver acceptable returns and will now be focused on serving our largest and most valuable corporate clients.

We have repositioned Ulster Bank with Ulster Bank customers in Northern Ireland included in Personal & Business Banking and the Republic of Ireland (RoI) business separated into Ulster Bank RoI. The franchise is focused on improving returns by reducing its costs, given it is now a smaller but safer business.

The sale of our international private banking business in 2015 means we can accelerate the repositioning of our UK Private Banking business so it delivers sustainable returns.

The separation and eventual divestment of Williams & Glyn remains a top priority for us. We will not now achieve our planned separation until after the previously announced Q1 2017, but remain committed to full divestment by the end of 2017. Separation of this business is a complex process and we continue to invest sizeable resources.

Note:

(1)	Excluding litigation and conduct costs, restructuring costs, write down of goodwill and other intangible assets and the operating costs of Williams & Glyn.

Chief Executive's message

Delivering for customers and shareholders
The UK government's decision to start disposing of its majority stake in RBS during 2015 was a significant step forward, and underlined the progress we have made over the last two years.

We have previously said that we are in phase two of our plan, working through as many of the remaining conduct and restructuring issues as we can.  This is a tough but important part of our plan and we are determined to get through it as quickly as possible.

We will then move to the third phase as a strong, simple and fair bank that delivers solidly on the needs of its customers and shareholders.

Ross McEwan
Chief Executive

Analysis of results

Summary consolidated income statement for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015*	2014
	£m	£m	£m	£m	£m
Net interest income	8,767	9,258	2,162	2,187	2,382

Own credit adjustments	309	(146)	(115)	136	(144)
(Loss)/gain on redemption of own debt	(263)	20	(263)	-	-
Strategic disposals	(157)	191	(22)	-	-
Other operating income	4,267	5,827	722	860	727

Non-interest income	4,156	5,892	322	996	583

Total income	12,923	15,150	2,484	3,183	2,965

Litigation and conduct costs	(3,568)	(2,194)	(2,124)	(129)	(1,164)
Restructuring costs	(2,931)	(1,154)	(614)	(847)	(542)
Write down of goodwill	(498)	(130)	(498)	-	-
Other costs	(9,356)	(10,381)	(2,525)	(2,300)	(2,612)

Operating expenses	(16,353)	(13,859)	(5,761)	(3,276)	(4,318)

(Loss)/profit before impairment releases	(3,430)	1,291	(3,277)	(93)	(1,353)
Impairment releases	727	1,352	327	79	670

Operating (loss)/profit before tax	(2,703)	2,643	(2,950)	(14)	(683)
Tax (charge)/credit	(23)	(1,909)	261	3	(1,040)

(Loss)/profit from continuing operations	(2,726)	734	(2,689)	(11)	(1,723)
Profit/(loss) from discontinued operations, net of tax (1)	1,541	(3,445)	90	1,093	(3,882)

(Loss)/profit for the period	(1,185)	(2,711)	(2,599)	1,082	(5,605)
Non-controlling interests	(409)	(60)	(20)	(45)	(71)
Other owners	(385)	(379)	(121)	(97)	(115)
Dividend access share	-	(320)	-	-	-

(Loss)/profit attributable to ordinary shareholders	(1,979)	(3,470)	(2,740)	940	(5,791)

Memo:

Total income - adjusted (2)	13,034	15,085	2,884	3,047	3,109
Operating expenses - adjusted (3)	(9,356)	(10,381)	(2,525)	(2,300)	(2,612)
Operating profit - adjusted (2,3)	4,405	6,056	686	826	1,167

Key metrics and ratios

Net interest margin	2.12%	2.13%	2.10%	2.09%	2.23%
Cost:income ratio	127%	91%	232%	103%	146%
Cost:income ratio - adjusted (2,3)	72%	69%	88%	75%	84%
(Loss)/earnings per ordinary share from
continuing operations
- basic	(27.7p)	0.5p	(24.5p)	(1.0p)	(16.2p)
- adjusted (2,3,4)	29.2p	25.4p	5.1p	5.6p	(2.4p)
Return on tangible equity (5)	(4.7%)	(8.2%)	(26.5%)	9.0%	(51.1%)
Return on tangible equity - adjusted (2,3,5)	11.0%	(1.5%)	6.6%	16.3%	(37.4%)
Average tangible equity (5)	£41,821m	£42,464m	£41,319m	£41,911m	£45,268m
Average number of ordinary shares outstanding during
the period (millions)	11,516	11,356	11,554	11,546	11,422

*Restated, refer to page 46 for further details.

Notes:

(1)	Refer to Note 2 on page 46 for further details.
(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs, litigation and conduct costs and write down of goodwill.
(4)	Adjusted earnings per share excludes the participation rights of the dividend access share (DAS).
(5)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.

Analysis of results

Summary consolidated balance sheet as at 31 December 2015

	31 December	30 September	31 December
	2015	2015*	2014*
	£m	£m	£m

Cash and balances at central banks	79,404	77,220	74,872
Net loans and advances to banks (1)	18,361	22,681	23,027
Net loans and advances to customers (1)	306,334	311,383	334,251
Reverse repurchase agreements and stock borrowing	39,843	51,800	64,695
Debt securities and equity shares	83,458	83,506	92,284
Assets of disposal groups (2)	3,486	6,300	82,011
Other assets	22,008	27,775	26,289

Funded assets	552,894	580,665	697,429
Derivatives	262,514	296,019	353,590

Total assets	815,408	876,684	1,051,019

Bank deposits (3)	28,030	30,543	35,806
Customer deposits (3)	343,186	346,267	354,288
Repurchase agreements and stock lending	37,378	43,355	62,210
Debt securities in issue	31,150	37,360	50,280
Subordinated liabilities	19,847	20,184	22,905
Derivatives	254,705	288,905	349,805
Liabilities of disposal groups (2)	2,980	6,401	71,320
Other liabilities	43,985	46,927	45,696

Total liabilities	761,261	819,942	992,310
Non-controlling interests	716	703	2,946
Owners' equity	53,431	56,039	55,763

Total liabilities and equity	815,408	876,684	1,051,019

Contingent liabilities and commitments	153,752	160,205	241,186

Balance sheet related key metrics and ratios

Tangible net asset value per ordinary share (4)	352p	371p	374p
Loan:deposit ratio (3,5)	89%	89%	95%
Short-term wholesale funding (3,6)	£17bn	£17bn	£28bn
Wholesale funding (3,6)	£59bn	£66bn	£90bn
Liquidity portfolio	£156bn	£164bn	£151bn
Liquidity coverage ratio (LCR) (7)	136%	136%	112%
Net stable funding ratio (8)	121%	117%	112%
Tangible equity (9)	£40,943m	£42,937m	£42,885m
Number of ordinary shares in issue (millions) (10)	11,625	11,574	11,466
Common Equity Tier 1 ratio	15.5%	12.7%	11.2%
Risk-weighted assets	£242.6bn	£316.0bn	£355.9bn
Leverage ratio (11)	5.6%	5.0%	4.2%

*Restated, refer to page 46 for further details.

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)
Primarily international private banking business at 31 December 2015 and 30 September 2015. The interest in associate in relation to Citizens is also included at 30 September 2015. Primarily Citizens at 31 December 2014.

(3)	Excludes repurchase agreements and stock lending.
(4)	Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue.
(5)	Includes disposal groups.
(6)	Excludes derivative collateral.
(7)
On 1 October 2015 the LCR became the PRA's primary regulatory liquidity standard; UK banks are required to meet a minimum standard of 80% initially, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretation of the EU LCR Delegated Act, which may change over time and may not be fully comparable with tax of other institutions.

(8)
NSFR for all periods have been calculated using RBS's current interpretations of the revised BCBS guidance on NSFR issued in late 2014. Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS's ratio may not be comparable with those of other financial institutions.

(9)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.
(10)	Includes 26 million Treasury shares (30 September 2015 - 26 million; 31 December 2014 - 28 million).
(11)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015	2014
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	8,767	9,258	2,162	2,187	2,382
RBS

- UK Personal & Business Banking	4,152	4,221	1,030	1,055	1,086
- Ulster Bank RoI	365	467	85	90	112
- Commercial Banking	1,997	1,976	512	504	506
- Private Banking	436	454	108	109	116
- RBS International	303	323	78	73	83
- Corporate & Institutional Banking	87	(11)	28	29	8
- Capital Resolution	365	673	6	78	162
- Williams & Glyn	658	664	165	167	167
- Central items & other	404	491	150	82	142

Average interest-earning assets (IEA)
RBS	413,345	432,935	407,061	413,778	421,244

- UK Personal & Business Banking	130,702	126,951	134,687	131,406	127,980
- Ulster Bank RoI	23,232	24,344	23,195	23,456	23,372
- Commercial Banking	106,429	103,248	111,600	105,905	102,324
- Private Banking	15,835	15,687	16,025	15,878	15,789
- RBS International	20,518	19,540	20,773	20,244	19,712
- Corporate & Institutional Banking	16,552	14,917	10,190	18,686	14,940
- Capital Resolution	60,656	100,716	39,875	51,786	90,538
- Williams & Glyn	22,940	22,678	23,327	23,020	22,681
- Central items & other	16,481	4,854	27,389	23,397	3,908

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets of
banking business (3)	2.88%	3.02%	2.78%	2.84%	3.05%
Cost of interest-bearing liabilities of banking business	(1.11%)	(1.24%)	(1.00%)	(1.09%)	(1.16%)

Interest spread of banking business (4)	1.77%	1.78%	1.78%	1.75%	1.89%
Benefit from interest-free funds	0.35%	0.35%	0.32%	0.34%	0.34%

Net interest margin (1,5)
RBS	2.12%	2.13%	2.10%	2.09%	2.23%

- UK Personal & Business Banking (2)	3.18%	3.32%	3.03%	3.19%	3.37%
- Ulster Bank RoI (2)	1.57%	1.92%	1.45%	1.52%	1.90%
- Commercial Banking (2)	1.88%	1.91%	1.82%	1.89%	1.96%
- Private Banking (2)	2.75%	2.89%	2.67%	2.72%	2.91%
- RBS International (2)	1.48%	1.65%	1.49%	1.43%	1.67%
- Corporate & Institutional Banking	0.53%	(0.07%)	1.09%	0.62%	0.21%
- Capital Resolution	0.60%	0.67%	0.06%	0.60%	0.71%
- Williams & Glyn	2.87%	2.93%	2.81%	2.88%	2.92%

Third party customer rates (6)
Third party customer asset rate
- UK Personal & Business Banking	4.13%	4.30%	4.00%	4.15%	4.37%
- Ulster Bank RoI (7)	2.27%	2.43%	2.19%	2.26%	2.28%
- Commercial Banking	2.93%	3.03%	2.84%	2.93%	3.01%
- Private Banking	3.13%	3.24%	3.06%	3.08%	3.22%
- RBS International	3.10%	3.33%	3.09%	3.13%	3.39%
Third party customer funding rate
- UK Personal & Business Banking	(0.66%)	(0.85%)	(0.63%)	(0.65%)	(0.73%)
- Ulster Bank RoI (7)	(0.88%)	(1.36%)	(0.74%)	(0.82%)	(1.14%)
- Commercial Banking	(0.38%)	(0.45%)	(0.36%)	(0.36%)	(0.41%)
- Private Banking	(0.26%)	(0.34%)	(0.25%)	(0.25%)	(0.31%)
- RBS International	(0.31%)	(0.36%)	(0.24%)	(0.23%)	(0.34%)

For the notes to this table refer to the next page.

Analysis of results

Key points

2015 compared with 2014

•
Net interest income declined by £491 million, or 5% to £8,767 million compared with £9,258 million, driven principally by a 46% reduction in Capital Resolution, down from £673 million to £365 million, in line with the planned shrinkage of the balance sheet.

•
Net interest margin (NIM) declined by 1 basis point to 2.12% reflecting strong new business volumes in core UK businesses, primarily mortgages, remaining under competitive margin pressures combined with an increased portion of the book shifting toward lower margin secured assets. This was partly offset by deposit repricing and the planned successful run down of low margin assets in Capital Resolution.

•
UK PBB net interest income fell by £69 million, 2% to £4,152 million, as competitive front book margin pressures impacted. In addition, customers continued to roll off standard variable rate products (17% of overall mortgage book at the end of 2015) and onto lower margin fixed rate products. As a result NIM fell by 14 basis points to 3.18% compared with 3.32% in 2014.

•
Ulster Bank RoI net interest income fell by £102 million, 22% to £365 million compared with £467 million primarily due to the weakening of the euro relative to sterling and a lower return on free funds. Ulster Bank RoI NIM continues to be impacted by the low yielding tracker mortgage book.

Q4 2015 compared with Q4 2014

•
Net interest income declined by £220 million, or 9%, to £2,162 million compared with £2,382 million, principally due to the wind-down of Capital Resolution where net interest income fell to £6 million compared with £162 million in Q4 2014.

•	NIM fell by 13 basis points to 2.10%, compared with 2.23%, as competitive asset margin pressure, particularly in UK PBB, was partly offset by deposit re-pricing in UK PBB and Commercial Banking.

Q4 2015 compared with Q3 2015

•
Net interest income declined by £25 million, or 1% to £2,162 million compared with £2,187 million primarily due to margin pressure in UK PBB and the wind-down of Capital Resolution. NIM was broadly stable at 2.10%.

Notes:

(1)
For the purpose of net interest margin (NIM) calculations a decrease of £15 million (year ended 31 December 2014 - £47 million; Q4 2015 - £3 million; Q3 2015 - £4 million; Q4 2014 - £12 million) was made in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	PBB NIM was 2.93% (2014 - 3.10%; Q4 2015 - 2.80%; Q3 2015 - 2.93%; Q4 2014 - 3.14%) CPB NIM was 1.92% (2014 - 1.99%; Q4 2015 - 1.87%; Q3 2015 - 1.92%; Q4 2014 - 2.03%).
(3)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(4)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(5)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(6)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(7)
Ulster Bank Ireland Limited manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015	2014
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	2,933	3,539	653	685	851
Income from trading activities	806	1,325	59	82	(319)
Own credit adjustments	309	(146)	(115)	136	(144)
(Loss)/gain on redemption of own debt	(263)	20	(263)	-	-
Strategic disposals	(157)	191	(22)	-	-
Other operating income	528	963	10	93	195

Total non-interest income	4,156	5,892	322	996	583

Key points

2015 compared with 2014

•
Non-interest income totalled £4,156 million, a decline of £1,736 million, or 29%, compared with £5,892 million in 2014, primarily driven by a reduction of £945 million in Capital Resolution as the business accelerated the planned shrinkage of the balance sheet, including disposal losses from the sale of several portfolios in the year. A movement of £530 million from volatile items under IFRS was recorded, which represented a gain of £29 million in 2015 compared with a charge of £501 million in 2014.

•
Net fees and commissions fell by £606 million, or 17%, to £2,933 million, compared with £3,539 million, principally from the reduced scale of activity in CIB, run down of Capital Resolution and lower card interchange fees in UK PBB, down £59 million.

•
Income from trading activities declined by £519 million, or 39%, to £806 million compared with £1,325 million, due to the reduced scale and resources in CIB and the continued planned reduction of the Capital Resolution business and the impact of disposal losses.

•	Own credit adjustments represented a gain of £309 million compared with a charge of £146 million in 2014.
•
A loss of £263 million was recognised on the redemption of own debt, from a liability management exercise to repurchase certain US dollar, sterling and euro senior debt securities, compared with a gain of £20 million in 2014.

•
Total disposal losses in Capital Resolution were £367 million, including £38 million of strategic disposal losses. Total strategic disposal losses were £157 million, compared with a gain of £191 million in 2014, principally relating to the international private banking business.

•
Other operating income reduced by £435 million, or 45%, to £528 million compared with £963 million, principally due to the reduced scale of CIB, together with the run down of Capital Resolution and the impact of disposal losses. A loss of £67 million on the disposal of available-for-sale securities in Treasury was recorded, compared with a gain of £149 million in 2014.

Q4 2015 compared with Q4 2014

•
Non-interest income was £322 million, a reduction of 45%, compared with £583 million in Q4 2014  primarily due to a loss of £268 million in Capital Resolution, including the impact of total disposal losses of £180 million (including £24 million of strategic disposals) together with the loss on redemption of own debt of £263 million and £30 million lower equity gains in Commercial Banking. This was partly offset by a gain of £113 million from volatile items under IFRS compared with a charge of £340 million Q4 2014.

•
Net fees and commissions fell by £198 million, or 23%, to £653 million compared with £851 million due to planned Capital Resolution rundown, lower CIB income of £35 million and pressure on interchange fees in UK PBB, down £14 million.

•	Income from trading activities totalled £59 million, up £378 million, compared with a loss of £319 million, reflecting improved trading activity in CIB, primarily from a stronger performance in Rates.

Analysis of results

Key points (continued)

Q4 2015 compared with Q3 2015

•
Non-interest income reduced by £674 million, or 68%, to £322 million compared with £996 million, principally due to the loss of £263 million on redemption of own debt. Own credit adjustments represented a charge of £115 million compared with a gain of £136 million in Q3 2015. This was mostly offset by a gain of £113 million from volatile items under IFRS compared with a charge of £126 million in Q3 2015. In Q4 2015, Capital Resolution continued its accelerated run down with total disposal losses of £180 million (including £24 million of strategic disposals) compared with £89 million in Q3 2015, whilst Commercial Banking recorded a loss of £34 million on the disposal of a non-strategic portfolio in Q4 2015.

•
A loss of £24 million for strategic disposals was recorded in Capital Resolution in Q4 2015, primarily due to the transfer of the Russian subsidiary to disposal groups. The sale is due to complete in Q2 2016.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015*	2014
Operating expenses	£m	£m	£m	£m	£m

Staff costs	4,896	5,376	1,072	1,281	1,192
Premises and equipment	1,483	1,812	422	352	452
Other administrative expenses	2,124	2,120	786	477	701
Restructuring costs (see below)	2,931	1,154	614	847	542
Litigation and conduct costs	3,568	2,194	2,124	129	1,164

Administrative expenses	15,002	12,656	5,018	3,086	4,051
Depreciation and amortisation	778	927	170	190	203
Write down of goodwill	498	130	498	-	-
Write down of other intangible assets	75	146	75	-	64

Operating expenses	16,353	13,859	5,761	3,276	4,318

Adjusted operating expenses (1)	9,356	10,381	2,525	2,300	2,612

Restructuring costs comprise:
- staff expenses	830	381	205	281	133
- premises, equipment, depreciation and amortisation	746	272	41	375	28
- other	1,355	501	368	191	381

Restructuring costs	2,931	1,154	614	847	542

Staff costs as a % of total income	38%	35%	43%	40%	40%
Cost:income ratio	127%	91%	232%	103%	146%
Cost:income ratio - adjusted (2)	72%	69%	88%	75%	84%
Employee numbers (FTE - thousands)	91.5	91.3	91.5	92.4	91.3

*Restated, refer to page 46 for further details.

Notes:

(1)	Excluding restructuring costs, litigation and conduct costs, and write down of goodwill.
(2)	Excluding restructuring costs, litigation and conduct costs, write down of goodwill, own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.

	Year ended
	31 December	31 December
	2015	2014
UK Bank levy segmental allocations	£m	£m

UK Personal & Business Banking	45	42
Ulster Bank RoI	9	10
Commercial Banking	103	82
Private Banking	22	11
RBS International Banking	18	17
Corporate & Institutional Banking	24	41
Capital Resolution	43	45
Central items	(34)	2

Total UK Bank levy	230	250

Analysis of results

Key points

2015 compared with 2014

•
Total operating expenses of £16,353 million included significantly higher litigation and conduct costs of £3,568 million (2014 - £2,194 million), restructuring costs of £2,931 million (2014 - £1,154 million) and a goodwill impairment of £498 million attributed to Private Banking (2014 - £130 million in Capital Resolution).

•
Adjusted operating expenses fell by £1,025 million, 10% to £9,356 million compared with £10,381 million. Excluding expenses associated with Williams & Glyn and the benefit of lower intangible asset write offs, adjusted operating expenses reduced by £983 million, exceeding the revised 2015 cost saving target of over £900 million.

•	Staff costs were 9% lower totalling £4,896 million compared with £5,376 million, reflecting reduced headcount in CIB and Capital Resolution.
•
Restructuring costs totalled £2,931 million compared with £1,154 million in 2014, as the transformation of the bank accelerated, particularly re-engineering the CIB business. This is in line with prior guidance for total restructuring costs of c.£5 billion from 2015 to 2019. CIB restructuring costs totalled £524 million, including software and property write downs. Capital Resolution restructuring costs were much higher totalling £1,307 million as the business continues its planned rundown. Williams & Glyn  separation costs totalled £630 million. Private Banking also recorded a £91 million asset write down related to software.

•
Litigation and conduct costs increased by £1,374 million, or 63% to £3,568 million, compared with £2,194 million in 2014. This includes: additional provisions for mortgage backed securities litigation in the US of £2,100 million; provisions for foreign exchange investigations in the US of £334 million; customer redress provisions primarily relating to PPI of £600 million; packaged accounts provisions of £157 million; and other conduct provisions of £377 million.

Q4 2015 compared with Q4 2014

•
Operating expenses increased by £1,443 million, or 33%, to £5,761 million, compared with £4,318 million, driven by the additional litigation and conduct costs primarily relating to mortgage-backed securities litigation in the US and PPI redress provisions totalling £2,124 million compared with £1,164 million in Q4 2014 and the write down of goodwill of £498 million attributed to Private Banking.

•
Adjusted operating expenses were £87 million lower totalling £2,525 million including staff costs declining 10% to £1,072 million, and £190 million of accrual reversals in Q4 2014. The bank levy was £230 million, compared with £250 million in 2014. However, the charge allocated to some segments was higher in 2015 than in the prior year.

Q4 2015 compared with Q3 2015

•
Operating expenses increased by £2,485 million, or 76% to £5,761 million driven by additional charges for litigation and conduct costs of £2,124 million and the write down of goodwill of £498 million. This was party offset by lower restructuring costs of £614 million compared with £847 million in Q3 2015. Q4 2015 included £181 million related to Williams & Glyn.

•	Adjusted operating expenses were 10% higher at £2,525 million with lower staff costs, down 16% to £1,072 million offset by the impact of the UK bank levy (£230 million).

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015	2014
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loan impairment (releases)/losses
- individually assessed	(406)	(835)	(271)	(15)	(514)
- collectively assessed	(35)	173	(27)	(13)	(120)
- latent	(408)	(692)	(28)	(64)	(50)

Customer loans	(849)	(1,354)	(326)	(92)	(684)
Bank loans	(4)	(10)	-	(4)	-

Total loan impairment releases	(853)	(1,364)	(326)	(96)	(684)
Securities	126	12	(1)	17	14

Total impairment releases	(727)	(1,352)	(327)	(79)	(670)

	31 December	30 September	31 December
Credit metrics (1)	2015	2015	2014

Gross customer loans	£315,111m	£322,957m	£412,801m
Loan impairment provisions	£7,139m	£9,277m	£18,040m
Risk elements in lending (REIL)	£12,157m	£14,643m	£28,219m
Provisions as a % of REIL	59%	63%	64%
REIL as a % of gross customer loans	3.9%	4.5%	6.8%

Note:

(1)	Includes disposal groups.

Key points

2015 compared with 2014

•
Net impairment releases of £727 million were 46% lower compared with net impairment releases of £1,352 million in 2014. Although releases were at lower levels than in 2014, credit quality remained stable, reflecting supportive economic conditions in UK and Ireland with continued elevated recoveries in certain businesses.

•
Capital Resolution recorded net releases of £725 million, compared with £1,307 million in 2014, with disposal activity continuing. Ulster Bank RoI recorded net impairment releases of £141 million, down from £306 million in 2014, as economic conditions in Ireland continue to improve. UK PBB recorded a release of £7 million compared with a loss of £154 million, due to lower debt flows and increased releases and recoveries. Net impairment releases were also reported in CIB, although at more modest levels.

•	Securities losses rose to £126 million from £12 million in 2014, principally related to a small number of single name exposures, mainly in the RBS N.V. liquidity portfolio.
•
Risk elements in lending (REIL) declined from £28.2 billion to £12.2 billion, with REIL as a percentage of gross loans falling from 6.8% to 3.9%. The reduction was driven by the disposal of Citizens and the continued rundown of Capital Resolution.

Q4 2015 compared with Q4 2014

•
Net impairment releases of £327 million were recorded, compared with net impairment releases of £670 million in the previous year. Capital Resolution and Ulster Bank RoI continued to record net impairment releases, albeit at lower levels than in Q4 2014.

Q4 2015 compared with Q3 2015

•	An increase in net impairment releases from £79 million to £327 million was primarily due to a large single write-back from the disposal of an Irish Real Estate loan portfolio.

Analysis of results

Selected credit risk portfolios
	31 December 2015			31 December 2014 (1)
	CRA (2)	TCE (3)	EAD (4)	CRA (2)	TCE (3)	EAD (4)
Natural resources	£m	£m	£m	£m	£m	£m

Oil & Gas	3,533	6,609	5,606	9,421	22,014	15,877
Mining & Metals	1,134	2,105	1,555	2,660	4,696	3,817
Electricity	2,848	7,454	5,205	4,927	16,212	9,984
Water & Waste	4,835	5,948	5,873	5,281	6,718	6,466

	12,350	22,116	18,239	22,289	49,640	36,144

Commodity traders (5)	749	1,117	1,350	1,968	2,790	3,063
Of which: natural resources	548	772	776	1,140	1,596	1,852

Shipping	7,140	7,688	7,509	10,087	10,710	10,552

Notes:

(1)	Prior period data excludes Citizens for comparative purposes; Citizens totals for natural resources and transport at 31 December 2014 - CRA £2.6 billion, EAD £3.6 billion.
(2)	Credit risk assets (CRA) consist of lending gross of impairment provisions and derivative exposures after netting and contingent obligations.
(3)	Total committed exposure (TCE) comprises CRA, securities financing transactions after netting, banking book debt securities and committed undrawn facilities.
(4)
Exposure at default (EAD) reflects an estimate of the extent to which a bank will be exposed to under a specific facility on the default of a customer or counterparty. Uncommitted undrawn facilities are excluded from TCE but included within EAD; therefore EAD can exceed TCE.

(5)	Commodity traders represents customers in a number of industry sectors, predominantly natural resources above.

Key points

•      Oil & Gas: exposure decreased significantly during 2015. This reflected proactive credit management, continued sales and run-off across the CIB portfolio in Asia-Pacific and the North America. There was an increase in             forbearance, predominantly involving the relaxation of financial covenants to give customers more financial flexibility. Non-performing exposures at 31 December 2015 were £138 million on a CRA basis.

•      Mining & Metals: the reduction in exposure during 2015 reflected proactive credit management of more vulnerable sub-sectors. The majority of the exposure is to large international customers and matures within five years.         The asset quality remained strong and 63% (31 December 2014 - 60%) of the portfolio was investment grade at 31 December 2015 and non performing exposures at 31 December 2015 were £48 million on a CRA basis.

• Commodity traders: exposure more than halved during 2015. The remaining exposure is mainly to the largest and most dominant traders in physical commodities

•      Shipping: the exposure decrease during 2015 reflected scheduled loan repayments, prepayments and secondary sales in Capital Resolution. Non-performing exposures at 31 December 2015 were £362 million (CRA) with an         impairment provision of £135 million.

	31 December 2015		31 December 2014
	Balance	Total	Balance	Total
	sheet	exposure	sheet	exposure
Emerging markets (1)	£m	£m	£m	£m

India	1,563	1,879	1,989	2,628
China	1,054	1,094	3,548	4,079
Russia	429	441	1,830	1,997

Note:

(1)
Balance sheet and total exposures include banking and trading book debt securities and are net of impairment provisions in respect of lending - refer to the Capital and risk management section of the 2015 Annual Report and Accounts for detailed definitions and additional disclosures.

Key points
• Exposure to most emerging markets decreased in 2015 as RBS continued to implement its strategy to withdraw from non-strategic countries.
• Exposure to Russia declined significantly throughout the year to less than a quarter of the 2014 exposure.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	31 December	30 September	31 December	31 December	30 September	31 December
	2015	2015*	2014*	2015	2015*	2014*
Risk asset ratios	%	%	%	%	%	%

CET1	15.5	12.7	11.2	15.5	12.7	11.1
Tier 1	16.3	13.3	11.2	19.1	15.5	13.2
Total	19.6	16.0	13.7	24.7	19.8	17.1

Capital	£m	£m	£m	£m	£m	£m

Tangible equity	40,943	42,937	42,885	40,943	42,937	42,885
Expected loss less impairment provisions	(1,035)	(1,185)	(1,491)	(1,035)	(1,185)	(1,491)
Prudential valuation adjustment	(381)	(392)	(384)	(381)	(392)	(384)
Deferred tax assets	(1,110)	(1,159)	(1,222)	(1,110)	(1,159)	(1,222)
Own credit adjustments	(104)	208	500	(104)	208	500
Pension fund assets	(161)	(256)	(238)	(161)	(256)	(238)
Other deductions	(544)	27	(131)	(522)	49	(401)

Total deductions	(3,335)	(2,757)	(2,966)	(3,313)	(2,735)	(3,236)

CET1 capital	37,608	40,180	39,919	37,630	40,202	39,649
AT1 capital	1,997	1,997	-	8,716	8,716	7,468
Tier 1 capital	39,605	42,177	39,919	46,346	48,918	47,117
Tier 2 capital	8,002	8,331	8,717	13,619	13,742	13,626

Total regulatory capital	47,607	50,508	48,636	59,965	62,660	60,743

Risk-weighted assets

Credit risk
- non-counterparty	166,400	237,800	264,700
- counterparty	23,400	26,900	30,400
Market risk	21,200	19,700	24,000
Operational risk	31,600	31,600	36,800

Total RWAs	242,600	316,000	355,900

Leverage (2)

Derivatives	262,500	296,500	354,000
Loans and advances	327,000	402,300	419,600
Reverse repos	39,900	52,100	64,700
Other assets	186,000	208,000	212,700

Total assets	815,400	958,900	1,051,000
Derivatives
- netting	(258,600)	(280,300)	(330,900)
- potential future exposures	75,600	82,200	98,800
Securities financing transactions gross up	5,100	6,600	25,000
Undrawn commitments	63,500	78,900	96,400
Regulatory deductions and other
adjustments	1,500	200	(800)

Leverage exposure	702,500	846,500	939,500

Tier 1 capital	39,605	42,177	39,919

Leverage ratio %	5.6%	5.0%	4.2%

*Capital and leverage ratios have not been restated following the pension accounting policy change. Components within CET1 capital have however been re-presented to reflect revisions to accounting tangible equity, with corresponding adjustments to other deductions above - refer to page 46 for further details.

Notes:

(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on AFS securities which has been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.

Analysis of results

Key points

31 December 2015 compared with 31 December 2014

•
The CET1 ratio increased from 11.2% to 15.5% driven by the disposal of Citizens and continued de-risking of the balance sheet, primarily in Capital Resolution which accelerated its exit from several portfolios. The pension accounting policy change lowered the CET1 ratio by approximately 70 basis points at 2015 year end and by approximately 40 basis points on a pro forma basis at 31 December 2014.

•
RWAs fell by £113 billion, from £356 billion to £243 billion, driven by the disposal of Citizens accounting for £63.3 billion and the continued progress of Capital Resolution (down £46 billion). There were further small reductions across most core businesses.

•
The leverage ratio improved from 4.2% to 5.6%, primarily due to the successful issuance of £2 billion ($3.15 billion) AT1 capital notes and a reduction in leverage exposure as funded assets fell £145 billion to £553 billion, including the disposal of Citizens. The pension accounting policy change lowered the leverage ratio on a proforma basis by approximately 20 basis points both at 2015 year end and at 31 December 2014.

Q4 2015 compared with Q3 2015

•
The CET1 ratio increased from 12.7% to 15.5% driven by RWA reduction of £73 billion following the disposal of Citizens (£67.3 billion) in Q3 2015 and further reduction in Capital Resolution (£11 billion), partially offset by the impact of the pension accounting policy change.

•	The leverage ratio improved from 5.0% to 5.6% due to the disposal of Citizens, partially offset by the impact of the pension accounting policy change.

•
RWAs were £73 billion lower due to the Citizens disposal and Capital Resolution disposals and run-off. The increase in market risk RWAs in Q4 2015 reflected US dollar proceeds from the Citizens disposal.

Segment performance

	Year ended 31 December 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,152	365	1,997	436	303	87	365	658	404	8,767
Other non-interest income	1,048	185	1,257	208	64	1,320	37	175	(27)	4,267
Total income - adjusted (2)	5,200	550	3,254	644	367	1,407	402	833	377	13,034

Own credit adjustments	-	-	-	-	-	120	175	-	14	309
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(263)	(263)
Strategic disposals	-	-	-	-	-	-	(38)	-	(119)	(157)
Total income	5,200	550	3,254	644	367	1,527	539	833	9	12,923
Direct expenses - staff costs	(801)	(160)	(483)	(176)	(42)	(348)	(296)	(209)	(2,381)	(4,896)
- other costs	(272)	(85)	(238)	(35)	(16)	(122)	(202)	(52)	(3,438)	(4,460)
Indirect expenses	(1,965)	(182)	(1,080)	(307)	(98)	(997)	(1,041)	(98)	5,768	-
Operating expenses - adjusted (3)	(3,038)	(427)	(1,801)	(518)	(156)	(1,467)	(1,539)	(359)	(51)	(9,356)

Restructuring costs - direct	(38)	(12)	(52)	(7)	-	(44)	(380)	(28)	(2,370)	(2,931)
- indirect	(129)	(3)	(17)	(66)	(4)	(480)	(927)	-	1,626	-
Litigation and conduct costs	(972)	13	(51)	(12)	-	(378)	(2,105)	-	(63)	(3,568)
Write down of goodwill	-	-	-	(498)	-	-	-	-	-	(498)

Operating expenses	(4,177)	(429)	(1,921)	(1,101)	(160)	(2,369)	(4,951)	(387)	(858)	(16,353)

Profit/(loss) before impairment losses	1,023	121	1,333	(457)	207	(842)	(4,412)	446	(849)	(3,430)
Impairment releases/(losses)	7	141	(69)	(13)	-	5	725	(15)	(54)	727

Operating profit/(loss)	1,030	262	1,264	(470)	207	(837)	(3,687)	431	(903)	(2,703)

Operating profit/(loss) - adjusted (2,3)	2,169	264	1,384	113	211	(55)	(412)	459	272	4,405
Additional information
Return on equity (4)	11.7%	10.6%	9.8%	(27.7%)	18.5%	(11.1%)	nm	nm	nm	(4.7%)
Return on equity - adjusted (2,3,4)	26.2%	10.6%	10.9%	4.9%	18.9%	(2.0%)	nm	nm	nm	11.0%
Cost:income ratio	80%	78%	59%	171%	44%	155%	nm	46%	nm	127%
Cost:income ratio - adjusted (2,3)	58%	78%	55%	80%	43%	104%	nm	43%	nm	72%
Total assets (£bn)	143.9	21.3	133.5	17.0	23.1	215.3	201.5	24.1	35.7	815.4
Funded assets (£bn)	143.9	21.2	133.5	17.0	23.1	103.3	53.4	24.1	33.4	552.9
Net loans and advances to customers (£bn)	119.8	16.7	91.3	11.2	7.3	16.1	23.6	20.0	2.0	308.0
Risk elements in lending (£bn)	2.7	3.5	1.9	0.1	0.1	-	3.4	0.5	-	12.2
Impairment provisions (£bn)	(1.8)	(1.9)	(0.7)	-	(0.1)	-	(2.3)	(0.3)	-	(7.1)
Customer deposits (£bn)	137.8	13.1	88.9	23.1	21.3	5.7	26.0	24.1	6.0	346.0
Risk-weighted assets (RWAs) (£bn)	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6
RWA equivalent (£bn)	35.5	20.4	77.6	8.7	8.3	33.4	50.3	10.4	8.8	253.4
Employee numbers (FTEs - thousands)	22.4	2.5	5.8	1.9	0.7	1.3	1.4	4.6	50.9	91.5

For the notes to this table refer to page 29. nm = not meaningful

Segment performance

	Quarter ended 31 December 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,030	85	512	108	78	28	6	165	150	2,162
Other non-interest income	224	31	285	50	17	224	(239)	43	87	722

Total income adjusted (2)	1,254	116	797	158	95	252	(233)	208	237	2,884
Own credit adjustments	-	-	-	-	-	(66)	(5)	-	(44)	(115)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(263)	(263)
Strategic disposals	-	-	-	-	-	-	(24)	-	2	(22)

Total income	1,254	116	797	158	95	186	(262)	208	(68)	2,484
Direct expenses - staff costs	(199)	(40)	(124)	(43)	(12)	(63)	(54)	(58)	(479)	(1,072)
- other costs	(82)	(28)	(80)	(7)	(5)	(50)	(54)	(24)	(1,123)	(1,453)
Indirect expenses	(596)	(49)	(380)	(109)	(24)	(251)	(286)	(25)	1,720	-

Operating expenses - adjusted (3)	(877)	(117)	(584)	(159)	(41)	(364)	(394)	(107)	118	(2,525)
Restructuring costs - direct	(31)	7	(40)	(7)	-	-	(21)	(28)	(494)	(614)
- indirect	(56)	(1)	(14)	12	1	(62)	(83)	-	203	-
Litigation and conduct costs	(607)	4	8	(10)	-	(5)	(1,498)	-	(16)	(2,124)
Write down of goodwill	-	-	-	(498)	-	-	-	-	-	(498)

Operating expenses	(1,571)	(107)	(630)	(662)	(40)	(431)	(1,996)	(135)	(189)	(5,761)

(Loss)/profit before impairment losses	(317)	9	167	(504)	55	(245)	(2,258)	73	(257)	(3,277)
Impairment releases/(losses)	27	10	(27)	(12)	-	-	356	(20)	(7)	327

Operating (loss)/profit	(290)	19	140	(516)	55	(245)	(1,902)	53	(264)	(2,950)

Operating profit/(loss) - adjusted (2,3)	404	9	186	(13)	54	(112)	(271)	81	348	686
Additional information
Return on equity (4)	(16.8%)	3.0%	3.1%	(118.9%)	19.1%	(15.1%)	nm	nm	nm	(26.5%)
Return on equity - adjusted (2,3,4)	19.8%	1.4%	4.6%	(4.4%)	18.7%	(7.6%)	nm	nm	nm	6.6%
Cost:income ratio	125%	92%	79%	419%	42%	232%	nm	65%	nm	232%
Cost:income ratio - adjusted (2,3)	70%	101%	73%	101%	43%	144%	nm	51%	nm	88%
Total assets (£bn)	143.9	21.3	133.5	17.0	23.1	215.3	201.5	24.1	35.7	815.4
Funded assets (£bn)	143.9	21.2	133.5	17.0	23.1	103.3	53.4	24.1	33.4	552.9
Net loans and advances to customers (£bn)	119.8	16.7	91.3	11.2	7.3	16.1	23.6	20.0	2.0	308.0
Risk elements in lending (£bn)	2.7	3.5	1.9	0.1	0.1	-	3.4	0.5	-	12.2
Impairment provisions (£bn)	(1.8)	(1.9)	(0.7)	-	(0.1)	-	(2.3)	(0.3)	-	(7.1)
Customer deposits (£bn)	137.8	13.1	88.9	23.1	21.3	5.7	26.0	24.1	6.0	346.0
Risk-weighted assets (RWAs) (£bn)	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6
RWA equivalent (£bn)	35.5	20.4	77.6	8.7	8.3	33.4	50.3	10.4	8.8	253.4
Employee numbers (FTEs - thousands)	22.4	2.5	5.8	1.9	0.7	1.3	1.4	4.6	50.9	91.5

For the notes to this table refer to page 29. nm = not meaningful

Segment performance

	Year ended 31 December 2014
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,221	467	1,976	454	323	(11)	673	664	491	9,258
Other non-interest income	1,223	137	1,329	235	68	1,951	1,155	188	(459)	5,827

Total income - adjusted (2)	5,444	604	3,305	689	391	1,940	1,828	852	32	15,085
Own credit adjustments	-	-	-	-	-	(9)	(36)	-	(101)	(146)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	20	20
Strategic disposals	-	-	-	-	-	-	-	-	191	191

Total income	5,444	604	3,305	689	391	1,931	1,792	852	142	15,150

Direct expenses - staff costs	(824)	(164)	(495)	(178)	(44)	(446)	(444)	(196)	(2,585)	(5,376)
- other costs	(346)	(83)	(241)	(37)	(15)	(190)	(293)	(36)	(3,764)	(5,005)
Indirect expenses	(1,958)	(180)	(1,008)	(289)	(94)	(1,080)	(1,283)	(98)	5,990	-

Operating expenses - adjusted (3)	(3,128)	(427)	(1,744)	(504)	(153)	(1,716)	(2,020)	(330)	(359)	(10,381)
Restructuring costs - direct	(10)	8	(41)	(1)	(2)	(13)	(80)	-	(1,015)	(1,154)
- indirect	(101)	(21)	(67)	-	(5)	(89)	(105)	-	388	-
Litigation and conduct costs	(918)	19	(112)	(90)	-	(832)	(162)	-	(99)	(2,194)
Write down of goodwill	-	-	-	-	-	-	(130)	-	-	(130)

Operating expenses	(4,157)	(421)	(1,964)	(595)	(160)	(2,650)	(2,497)	(330)	(1,085)	(13,859)

Profit/(loss) before impairment losses	1,287	183	1,341	94	231	(719)	(705)	522	(943)	1,291
Impairment (losses)/releases	(154)	306	(85)	5	7	9	1,307	(55)	12	1,352

Operating profit/(loss)	1,133	489	1,256	99	238	(710)	602	467	(931)	2,643

Operating profit/(loss) - adjusted (2,3)	2,162	483	1,476	190	245	233	1,115	467	(315)	6,056

Additional information *
Return on equity (4)	11.9%	18.6%	10.2%	4.1%	24.2%	(7.9%)	nm	nm	nm	(8.2%)
Return on equity - adjusted (2,3,4)	23.7%	18.4%	12.2%	9.1%	24.9%	1.3%	nm	nm	nm	(1.5%)
Cost:income ratio	76%	70%	59%	86%	41%	137%	nm	39%	nm	91%
Cost:income ratio - adjusted (2,3)	57%	71%	53%	73%	39%	88%	nm	39%	nm	69%
Total assets (£bn)	137.8	22.5	127.9	17.7	23.4	276.2	327.3	23.6	94.6	1,051.0
Funded assets (£bn)	137.8	22.4	127.9	17.7	23.4	137.7	115.6	23.6	90.9	697.0
Net loans and advances to customers (£bn)	111.6	18.1	84.9	11.0	7.2	26.5	52.9	19.5	63.1	394.8
Risk elements in lending (£bn)	3.6	4.4	2.4	0.1	0.2	-	15.6	0.6	1.3	28.2
Impairment provisions (£bn)	(2.5)	(2.4)	(0.9)	-	(0.1)	-	(11.1)	(0.4)	(0.6)	(18.0)
Customer deposits (£bn)	132.6	14.7	84.9	22.3	20.8	11.8	36.4	22.0	69.4	414.9
Risk-weighted assets (RWAs) (£bn)	36.6	21.8	63.2	8.7	7.5	41.9	95.1	10.1	71.0	355.9
RWA equivalent (£bn)	39.2	20.0	70.1	8.7	7.5	42.6	101.3	10.8	71.4	371.6
Employee numbers (FTEs - thousands)	22.4	2.5	6.2	2.0	0.6	1.7	2.6	4.2	49.1	91.3

For the notes to this table refer to page 29. nm = not meaningful. *Restated - refer to page 46 for further details.

Segment performance

	Quarter ended 30 September 2015*
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,055	90	504	109	73	29	78	167	82	2,187
Other non-interest income	258	74	296	51	14	299	(27)	44	(149)	860
Total income - adjusted (2)	1,313	164	800	160	87	328	51	211	(67)	3,047
Own credit adjustments	-	-	-	-	-	78	38	-	20	136
Total income	1,313	164	800	160	87	406	89	211	(47)	3,183

Direct expenses - staff costs	(202)	(40)	(117)	(43)	(9)	(97)	(60)	(55)	(658)	(1,281)
- other costs	(68)	(22)	(54)	(11)	(3)	(19)	(41)	(12)	(789)	(1,019)
Indirect expenses	(464)	(48)	(238)	(65)	(24)	(242)	(245)	(24)	1,350	-

Operating expenses - adjusted (3)	(734)	(110)	(409)	(119)	(36)	(358)	(346)	(91)	(97)	(2,300)
Restructuring costs - direct	(5)	(3)	(1)	2	-	(3)	(190)	-	(647)	(847)
- indirect	(23)	(2)	2	(1)	(2)	(148)	(300)	-	474	-
Litigation and conduct costs	-	-	-	-	-	(6)	(101)	-	(22)	(129)

Operating expenses	(762)	(115)	(408)	(118)	(38)	(515)	(937)	(91)	(292)	(3,276)

Profit/(loss) before impairment losses	551	49	392	42	49	(109)	(848)	120	(339)	(93)
Impairment (losses)/releases	(2)	54	(16)	(4)	1	-	50	(5)	1	79

Operating profit/(loss)	549	103	376	38	50	(109)	(798)	115	(338)	(14)

Operating profit/(loss) - adjusted (2,3)	577	108	375	37	52	(30)	(245)	115	(163)	826
Additional information
Return on equity (4)	27.2%	16.7%	12.3%	7.4%	18.0%	(6.4%)	nm	nm	nm	9.0%
Return on equity - adjusted (2,3,4)	28.7%	17.5%	12.3%	7.1%	18.8%	(2.7%)	nm	nm	nm	16.3%
Cost:income ratio	58%	70%	51%	74%	44%	127%	nm	43%	nm	103%
Cost:income ratio - adjusted (2,3)	56%	67%	51%	74%	41%	109%	nm	43%	nm	75%
Total assets (£bn)	140.7	23.0	129.6	17.4	22.9	250.0	234.9	24.0	34.2	876.7
Funded assets (£bn)	140.7	22.9	129.6	17.4	22.9	125.9	66.0	24.0	31.3	580.7
Net loans and advances to customers (£bn)	116.3	16.8	89.1	11.1	7.0	19.8	30.8	20.0	2.8	313.7
Risk elements in lending (£bn)	2.9	3.6	2.1	0.1	0.1	-	5.3	0.5	-	14.6
Impairment provisions (£bn)	(2.0)	(2.0)	(0.7)	-	(0.1)	-	(4.0)	(0.3)	(0.2)	(9.3)
Customer deposits (£bn)	134.9	13.6	89.4	22.7	22.3	5.9	30.0	23.6	10.1	352.5
Risk-weighted assets (RWAs) (£bn)	33.3	19.6	64.2	8.4	8.1	38.8	59.7	10.1	73.8	316.0
RWA equivalent (£bn)	36.0	19.8	70.1	8.4	8.1	39.5	62.0	10.7	74.1	328.7
Employee numbers (FTEs - thousands)	22.9	2.4	5.6	2.0	0.6	1.4	1.7	4.5	51.3	92.4

For the notes to this table refer to page 29. nm = not meaningful. *Restated - refer to page 46 for further details.

Segment performance

	Quarter ended 31 December 2014
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,086	112	506	116	83	8	162	167	142	2,382
Other non-interest income	288	40	343	54	18	248	37	49	(350)	727

Total income - adjusted (2)	1,374	152	849	170	101	256	199	216	(208)	3,109
Own credit adjustments	-	-	-	-	-	(33)	(50)	-	(61)	(144)

Total income	1,374	152	849	170	101	223	149	216	(269)	2,965

Direct expenses - staff costs	(205)	(43)	(115)	(44)	(11)	(36)	(66)	(49)	(623)	(1,192)
- other costs	(72)	(23)	(73)	(12)	(2)	(47)	(80)	(10)	(1,101)	(1,420)
Indirect expenses	(548)	(53)	(319)	(90)	(23)	(293)	(344)	(25)	1,695	-

Operating expenses - adjusted (3)	(825)	(119)	(507)	(146)	(36)	(376)	(490)	(84)	(29)	(2,612)
Restructuring costs - direct	(2)	-	(1)	(1)	-	(3)	(46)	-	(489)	(542)
- indirect	(14)	2	(16)	-	(2)	(16)	(22)	-	68	-
Litigation and conduct costs	(650)	19	(62)	(90)	-	(370)	(12)	-	1	(1,164)

Operating expenses	(1,491)	(98)	(586)	(237)	(38)	(765)	(570)	(84)	(449)	(4,318)

(Loss)/profit before impairment losses	(117)	54	263	(67)	63	(542)	(421)	132	(718)	(1,353)
Impairment releases/(losses)	2	70	(32)	1	(3)	6	634	(9)	1	670

Operating (loss)/profit	(115)	124	231	(66)	60	(536)	213	123	(717)	(683)

Operating profit/(loss) - adjusted (2,3)	551	103	310	25	62	(114)	343	123	(236)	1,167

Additional information*
Return on equity (4)	(7.0%)	19.8%	7.0%	(15.8%)	24.7%	(23.3%)	nm	nm	nm	(51.1%)
Return on equity - adjusted (2,3,4)	25.5%	16.4%	9.9%	3.7%	25.6%	(5.9%)	nm	nm	nm	(37.4%)
Cost:income ratio	109%	64%	69%	139%	38%	343%	nm	39%	nm	146%
Cost:income ratio - adjusted (2,3)	60%	78%	60%	86%	36%	147%	nm	39%	nm	84%
Total assets (£bn)	137.8	22.5	127.9	17.7	23.4	276.2	327.3	23.6	94.6	1,051.0
Funded assets (£bn)	137.8	22.4	127.9	17.7	23.4	137.7	115.6	23.6	90.9	697.0
Net loans and advances to customers (£bn)	111.6	18.1	84.9	11.0	7.2	26.5	52.9	19.5	63.1	394.8
Risk elements in lending (£bn)	3.6	4.4	2.4	0.1	0.2	-	15.6	0.6	1.3	28.2
Impairment provisions (£bn)	(2.5)	(2.4)	(0.9)	-	(0.1)	-	(11.1)	(0.4)	(0.6)	(18.0)
Customer deposits (£bn)	132.6	14.7	84.9	22.3	20.8	11.8	36.4	22.0	69.4	414.9
Risk-weighted assets (RWAs) (£bn)	36.6	21.8	63.2	8.7	7.5	41.9	95.1	10.1	71.0	355.9
RWA equivalent (£bn)	39.2	20.0	70.1	8.7	7.5	42.6	101.3	10.8	71.4	371.6
Employee numbers (FTEs - thousands)	22.4	2.5	6.2	2.0	0.6	1.7	2.6	4.2	49.1	91.3
nm = not meaningful. *Restated - refer to page 46 for further details.

Notes:

(1)	Central items includes unallocated costs and assets which principally comprise volatile items under IFRS and balances in relation to Citizens and international private banking.
(2)
Excluding own credit adjustments, gains/(losses) on redemption of own debt and strategic disposals. Tax on these items was a £15 million charge in FY 2015 (FY 2014 - £29 million credit; Q4 2015 - £72 million credit; Q3 2015 - £25 million charge; Q4 2014 - £26 million credit).

(3)
Excluding restructuring costs, litigation and conduct costs and write down of goodwill. Tax on these items was £563 million in FY 2015 (FY 2014 - £551 million; Q4 2015 - £141 million; Q3 2015 - £95 million; Q4 2014 - £262 million).

(4)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). This notional equity was previously 13% for all segments. In addition, due to changes in UK tax rules enacted in the Finance Act 2015, RBS has increased its longer-term effective 31 December tax rate. The notional tax rate used in the segmental ROE has been revised from 25% to 28% (Ulster Bank RoI - 15%; RBS International - 10%). RBS's forward planning tax rate is 26%.

Segment performance

2015 compared to 2014

UK Personal & Business Banking

●	UK PBB now includes Ulster Bank Northern Ireland and excludes Williams & Glyn, which is reported as a separate segment.
●
UK PBB recorded an operating profit of £1,030 million in 2015, a reduction of 9% or £103 million from 2014. This was primarily driven by lower non-interest income combined with increased restructuring costs and litigation and conduct costs. This was partially offset by a small net impairment release compared with a prior year charge. Adjusted operating profit (£2,169 million) and return on equity (11.7%) were broadly stable compared with the prior year.

●
Total income was £5,200 million, a reduction of 4% from £5,444 million. Net interest income declined 2% to £4,152 million primarily as a result of continued margin pressure in the mortgage market as customers move to lower margin fixed rate products together with higher internal funding costs. The decline was partly offset by improved deposit margins. Reflecting strong mortgage balance growth, net interest margin (NIM) declined 14 basis points from 2014 to 3.18% as the overall portfolio mix continues to be increasingly weighted toward secured lending, together with the decline in unsecured balances. The decline was slightly offset by improved deposit margins.

●	Non-interest income was £1,048 million, a reduction of 14% compared with the prior year as interchange fees on credit and debit cards declined £59 million, combined with reduced advice income.
●
Operating expenses were £4,177 million, remaining broadly stable against 2014. Litigation and conduct costs increased 6% due to customer redress provisions, primarily relating to PPI, to £972 million, whilst higher restructuring costs were up £56 million, to £167 million. This was principally offset by a reduction in staff and other costs. Adjusted operating expenses totalled £3,038 million, 3% lower than 2014.

●	Net impairment releases totalled £7 million, compared with a net charge of £154 million in 2014, driven by decreased charges from bad debt flows and benefit of provision releases and recoveries.
●
2015 was a strong year for the mortgage business with applications increasing 48% from £21.7 billion to £32.0 billion as gross new lending rose 29% to £23 billion. Market share of new mortgages was 10.5% versus a stock share of 8.2%. This led to net mortgage balances growing by £9.3 billion or 10% to £104.8 billion.

●	Mortgage growth was the principal driver of an £8.2 billion increase in net loans and advances to customers. Unsecured balances continued to decline gradually, albeit at a much slower rate.
●	Customer deposit balances increased £5.2 billion to £137.8 billion due to growth in personal savings, current accounts and business banking.
●	RWAs fell £3.3 billion to £33.3 billion due to the improved quality of portfolio.

Ulster Bank RoI

●
Following the strategic review of Ulster Bank in 2014, it was confirmed that the Northern Ireland and Republic of Ireland businesses were to be separated. The change of management controls and governance was completed in October 2015 with the Northern Irish business included in UK Personal & Business Banking (UK PBB) and the reportable segment of Ulster Bank RoI now comprising the core Republic of Ireland business only.

●	A significant weakening of the euro relative to sterling during 2015 had a material impact on Ulster Bank RoI's financial comparison with 2014 and the income trend in particular.
●
Ulster Bank RoI recorded an operating profit of £262 million compared with an operating profit of £489 million in 2014, the decline was primarily due to considerably lower net impairment releases in 2015. Adjusted operating profit was £264 million, a decrease of £219 million from 2014. Return on equity was 10.6%, down from 18.6% in 2014.

Segment performance

Ulster Bank RoI (continued)

●
Total income was £550 million, a decrease of 9% from the prior year reflecting the weakening of the euro during 2015. Excluding the impact of the euro exchange rate movement, total income increased 1% due to a continued improvement in deposit pricing in line with market trends, combined with non-recurring benefits, including a gain on the sale of a buy-to-let portfolio of £12 million and the closure of a foreign exchange exposure of £24 million. These benefits were largely offset by reduced income on free funds.

●
Net interest margin (NIM) was 1.57%, a decrease of 35 basis points from 2014, primarily driven by reduced income on free funds and an increased drag from liquidity management requirements. NIM continues to reflect a sizeable drag from the low yielding tracker mortgage book.

●
Operating expenses increased by 2% from £421 million to £429 million, reflecting an increase in pension servicing costs, totalling £22 million, largely offset by the benefit of a weakening euro. Cost savings delivered through a further reduction in both employee numbers and the property footprint were somewhat offset by further investment in the business and operational infrastructure.

●	Net impairment releases reduced by £165 million to £141 million, and although at lower levels, continued to reflect the improving economic conditions and the benefits of proactive debt management.
●
Gross new mortgage lending increased 53% to £0.5 billion whilst gross new lending to commercial customers increased 65% to £1.1 billion. Strong new lending volumes across the business in 2015 were offset by high levels of customer repayments and the sale of a £0.3 billion buy-to-let mortgage portfolio. Net loans and advances to customers decreased £1.4 billion to £16.7 billion, £1 billion of which related to exchange rate movements. The low yielding tracker mortgage portfolio balances reduced from £10.6 billion in 2014 to £9.2 billion, but continues to make up a significant part of the overall mortgage book.

●
RWAs reduced 11% from £21.8 billion to £19.4 billion due to improved credit metrics and the impact of a weakening euro while RWA intensity reduced by 2 percentage points to 104%. RWAs on the tracker mortgage portfolio reduced from £9.3 billion in 2014 to £7.8 billion.

Commercial Banking

●
Comparisons with prior periods are affected by a number of internal business transfers. In line with changes to the business model, the UK and Western European corporate loan portfolios transferred to Commercial Banking on 1 May 2015 and 1 October 2015 respectively. The prior period financials were adjusted for the UK Transaction Services business transfer, which does not affect comparisons. The results exclude RBS International which is reported as a separate segment for the first time.

●
Commercial Banking recorded an operating profit of £1,264 million, broadly in line with the prior year. Adjusted operating profit was £1,384 million, a decrease of £92 million from 2014 due to a marginal fall in income reflecting margin pressure. Return on equity was broadly stable year on year.

●
Total income was £3,254 million, compared with £3,305 million in 2014. Net interest income was £1,997 million, a 1% increase from 2014, driven largely by higher asset and deposit volumes. Net interest margin decreased three basis points to 1.88% with improved deposit margins partly offsetting competitive pressures on new business asset margins. Non-interest income fell by 5% to £1,257 million driven by a loss of £34 million from the sale of non-strategic asset portfolios and the transfer of the commercial cards business to UK PBB in 2014.

Segment performance

Commercial Banking (continued)

●
Operating expenses totalled £1,921 million, a reduction of 2% from 2014, principally driven by tight control on discretionary costs and lower litigation and conduct costs, down 54% to £51 million, combined with restructuring costs falling 36% to £69 million. Adjusted operating expenses were £1,801 million, an increase of £57 million, primarily as a result of a higher UK bank levy charge.

●	Net impairment losses decreased £16 million to £69 million due to lower individual charges, offsetting lower net provision releases.
●
Commercial Banking recorded volume growth across segments, resulting in net loans and advances to customers increasing by £6.4 billion to £91.3 billion. This included £5.0 billion from the transferred businesses, offset by strategic run-off and sale of selected assets totalling £2.2 billion. Excluding the transferred businesses and strategic run-off and disposals, net new lending was £3.6 billion.

●	Customer deposits totalled £88.9 billion, an increase of £4.0 billion reflecting high levels of liquidity in the market.
●
RWAs increased £9.1 billion to £72.3 billion in 2015, of which £8.4 billion relates to £5 billion of assets transferred in. The higher capital intensity reflects increased level of undrawn commitments in these transferred businesses.

●	The Commercial Banking run-off portfolio includes funded assets of £12.5 billion and RWAs of £8.5 billion.

Private Banking

●	Private Banking results exclude the international private banking business.
●
Private Banking recorded an adjusted operating profit of £113 million, a fall of £77 million reflecting lower income and higher impairment losses. A charge for goodwill impairment of £498 million attributed to the business drove an operating loss of £470 million, compared with an operating profit of £99 million in 2014.

●
Total income was £644 million, a reduction of £45 million from 2014. Net interest income was £436 million, down 4% primarily due to lower net interest margin. Non-interest income totalled £208 million, a decrease of 11% driven by lower investment and transactional income as the business adjusted pricing to reflect a more competitive market.

●
Adjusted operating expenses were £518 million, up 3%, with reductions in the direct cost base offset by a higher UK bank levy charge. Operating expenses totalled £1,101 million, an increase of £506 million, driven by a goodwill impairment charge of £498 million, and considerably higher restructuring costs of £73 million which included a share of an asset write down related to software of £91 million, and lower litigation and conduct costs of £12 million.

●	Net impairment losses totalled £13 million, compared with a release of £5 million, due to higher individual and latent charges.
●	Despite challenging market conditions, assets under management and net loans and advances to customers were broadly stable compared with the prior year.

RBS International

●
RBS International (RBSI) operates under the CPB franchise, serving retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar. RBSI is reported as a separate segment for the first time.

●	RBSI reported an operating profit of £207 million, £31 million lower than 2014, largely due to lower income from deposits which in turn drove return on equity down to 18.5%, from 24.2%.
●
Total income decreased 6% to £367 million, mainly due to reductions in net interest income, falling £20 million to £303 million, principally reflecting lower deposit margins and lower return on free funds partly offset by higher asset volumes. Non-interest income declined £4 million to £64 million as a result of a lower CIB revenue share and lower net lending fees.

Segment performance

RBS International (continued)

●	There were no impairments in 2015 compared with modest impairment releases of £7 million in the prior year.
●	Operating expenses remained stable at £160 million due to control of direct expenditure offset by a slightly higher UK bank levy charge.
●
Net loans and advances to customers increased by £0.1 billion to £7.3 billion. Customer deposit balances grew £0.5 billion to £21.3 billion. The business is a liability heavy business with a loan-to-deposit ratio of 35%.

●	RWAs increased by £0.8 billion to £8.3 billion as a result of a change in business mix and foreign exchange movements.

Corporate & Institutional Banking

●
Comparisons with prior periods are affected by a number of internal business transfers. In line with changes to the business model, the UK and Western European corporate loan portfolios transferred to Commercial Banking on 1 May 2015 and 1 October 2015 respectively; the Short Term Money markets business was transferred to Treasury on 1 August 2015. The prior period financials were adjusted for the UK Transaction Services business transfer to Commercial Banking which does not affect prior period comparisons.

●
CIB reported an operating loss of £837 million in 2015, compared with an operating loss of £710 million in 2014. This included restructuring costs of £524 million and litigation and conduct costs of £378 million. The adjusted operating loss was £55 million, compared with a profit of £233 million in 2014. The reduction was driven by lower income partially offset by the continued reduction in adjusted expenses, down £249 million, or 15%, to £1,467 million as the business continues to take costs out and move towards a more sustainable cost base.

●
Total income declined by £404 million, or 21%, to £1,527 million in 2015. This includes £120 million relating to own credit adjustments and £98 million relating to the transfer of portfolio businesses to Commercial Banking. Excluding this, CIB income was £1,309 million, in line with previous guidance. Rates income declined, reflecting the reduced scale and risk appetite of the business. Currencies incurred losses when the Swiss Central Bank unexpectedly removed the Swiss Franc's peg to the Euro. Financing was impacted by the strategically reduced corporate footprint especially in the US and by lower levels of EMEA investment grade issuance.

●
Operating expenses fell by £281 million, or 11%, to £2,369 million in 2015. This includes £35 million relating to the transfer of portfolio businesses to Commercial Banking. Expenses remaining in CIB were £2,334 million. Adjusted operating expenses fell by £249 million or 15% to £1,467 million as the business reshaped, including a considerable reduction in headcount. Litigation and conduct costs fell by £454 million, or 55%, to £378 million, primarily relating to foreign exchange settlements in the US. This reduction was offset by an increase in restructuring costs of £422 million to £524 million, primarily relating to property and intangible asset write downs.

●
Funded assets fell by £34.4 billion to £103.3 billion as the business continues to work through re-shaping, and included £17 billion (2014 - £20 billion) relating to the transfer to Treasury of the Short Term Markets business and £5 billion from the transfer of the UK and Western European corporate loan portfolios to Commercial Banking.

●
RWAs reduced by £8.8 billion to £33.1 billion compared with £41.9 billion, nearing the end-state target of c.£30 billion. The reduction was primarily driven by the transfer of the UK and Western European portfolio businesses to Commercial Banking.

Segment performance

Capital Resolution

●
Capital Resolution consists of CIB Capital Resolution and RBS Capital Resolution (RCR). CIB Capital Resolution was created from non-strategic portfolios from CIB to enable the build of a strong go-forward CIB business. The perimeter was £101 billion of funded assets on 1 January 2015. RCR was created on 1 January 2014 to de-risk the balance sheet; its original perimeter was £47 billion of funded assets.

●	Capital Resolution RWAs reduced from £95.1 billion to £49.0 billion driven by significant reductions across CIB Capital Resolution and RCR, which primarily reflected disposals and repayments activity.
●	CIB Capital Resolution reduced RWAs by £32.6 billion to £40.5 billion, achieving its target RWA reduction of £25 billion.
●
Capital Resolution made an operating loss of £3,687 million, including income related disposal losses of £367 million, restructuring costs of £1,307 million, together with litigation and conduct costs of £2,105 million primarily relating to additional provisions for mortgage-backed securities litigation in the US. Adjusted expenses were reduced by £481 million, or 24% to £1,539 million, principally reflecting a fall in headcount of approximately 1,100. Net impairment releases of £725 million were recorded, primarily in RCR driven by the disposal strategy and favourable market and economic conditions.

●
Capital Resolution funded assets fell £62.2 billion to £53.4 billion. CIB Capital Resolution funded assets fell £51.9 billion to £48.8 billion in 2015, primarily due to loan portfolio disposals. RCR funded assets fell £10.3 billion to £4.6 billion, driven by extensive disposal activity across all asset groups with 533 deals completed in 2015 at an average price of 109% of book value.

●	RCR has achieved its asset reduction objective a year ahead of schedule by reducing funded assets by 88% since its formation to £4.6 billion; exceeding the targeted reduction of 85%.

Williams & Glyn

●
W&G is in the process of being established as a fully licensed, independent, full-service retail and commercial bank, with its own operating infrastructure and platform. RBS continues to work towards the separation of W&G and to meeting its EC commitments to fully divest the business by the end of 2017. W&Gs reported segmental results reflect the contribution made by W&G's ongoing business to RBS, as distinct to the financial effects of any disposal transaction. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and does not include certain customer portfolios which are currently reported through other segments within RBS.

●
Operating profit was £431 million, compared with a profit of £467 million in 2014. The reduction was principally driven by lower non-interest income and restructuring costs attributed to Commercial Banking, partly offset by a lower net impairment charge. Adjusted operating profit was down £8 million to £459 million.

●
Total income was £833 million, compared with £852 million in 2014. Net interest income reduced £6 million to £658 million due to mortgage margin pressure from the impact of market competition on new business pricing. Net interest margin declined 6 basis points to 2.87%, due to the aforementioned margin pressure on new mortgage volumes and a reduction in the number of customers on the standard variable rate. Non-interest income fell by 7%, primarily due to lower fee income from credit and debit cards as well as lower overdraft usage and tariffs.

●
Operating expenses totalled £387 million, an increase of £57 million, including a restructuring charge of £28 million in Commercial Banking. Adjusted expenses increased 9% to £359 million as the business continued to stand up the central functions and operations areas resulting in an increase in staff costs of 7% or £13 million.

Segment performance

Williams & Glyn (continued)

●
Net impairment losses were £15 million, lower than the £55 million loss incurred in 2014 due to portfolio provision releases and reduced levels of defaults in portfolios reflecting a benign UK economy.

●
Loans and advances grew by £0.4 billion, or 2%, to £20.3 billion. Excluding the transfer of £0.3 billion of commercial lending back to CPB, lending grew £0.7 billion, or 4%, driven by good growth in both mortgage lending and commercial loans. Customer deposits rose £2.1 billion, or 10%, to £24.1 billion with growth in both transactional accounts and savings accounts.

●	RWAs fell £0.2 billion to £9.9 billion due to the better credit quality of the overall portfolio.

Central items & other

●
Central items not allocated represented a charge of £903 million compared with a charge of £931 million in 2014. This includes restructuring costs relating to Williams & Glyn of £630 million, a write-off of intangible assets of £59 million, a loss of £263 million on the repurchase of certain US dollar, Sterling and Euro senior debt securities and a loss of £67 million on the disposal of available-for-sale securities. These were partially offset by Treasury funding costs, including volatile items under IFRS, a gain of £169 million. Also included are £56 million of income, £109 million of direct operating expenses and £122 million of indirect operating expenses in relation to the international private banking business. Adjusted operating expenses totalled £231 million, 6% lower than 2014.

Q4 2015

UK Personal & Business Banking

●
UK PBB reported an operating loss of £290 million, compared with an operating loss of £115 million in Q4 2014. This was driven by higher restructuring costs of £87 million, an increase of £71 million and lower income. Adjusted operating profit was £404 million, a reduction of £147 million from a year earlier.

●
Total income was 9% lower at £1,254 million compared with Q4 2014 as the increasingly competitive mortgage market weighed on net interest income. New business margins were lower coupled with customers rolling off standard variable rate balances and onto lower margin fixed rate products. Deposit re-pricing slightly offset this. NIM decreased to 3.03%, down 34 basis points from Q4 2014 and 16 basis points from Q3 2015. Standard variable rate balances continued to decline and represented 17% of the mortgage book at 31 December 2015.

●
Non-interest income declined 22% to £224 million compared to Q4 2014 primarily due to decline in debit and credit card interchange fees, reward cashback payable (not in prior year) and lower advice income.

●
Operating expenses increased 5% to £1,571 million compared to Q4 2014 due to higher restructuring costs of £87 million. Adjusted costs were £877 million, a small increase from Q4 2014. Staff costs fell 3% compared to Q4 2014; however, this was offset by higher bank levy and other costs.

●
Total loans and advances to customers increased £3.3 billion from Q3 2015. Mortgage balances recorded a net increase of £3.6 billion from Q3 2015, totalling £104.8 billion. Gross lending in the quarter totalled £7.5 billion, up 8% on Q3 2015. Flow market share in Q4 was 12.1% compared with our stock share of 8.2%.

●	Customer deposit balances increased £2.9 billion compared with Q3 2015 due to significant growth in instant access savings and balance growth in both business and personal current accounts.
●	RWAs fell £3.3 billion to £33.3 billion compared with Q4 2014 due to lower unsecured balances, improved underlying quality across all products and recalibration benefits.

Segment performance

Ulster Bank RoI

●
Ulster Bank RoI operating profit was £19 million, compared with £124 million in Q4 2014, principally due to considerably lower net impairment releases. Adjusted operating profit totalled £9 million, a decrease of £94 million from Q4 2014.

●
Total income was £36 million lower than in Q4 2014 at £116 million. This reflected the impact of euro exchange rate movements and reduced income on free funds, somewhat offset by deposit pricing improvement and the benefit of new business lending. Compared with Q3 2015, income was down £48 million largely due to the non-recurring gains in Q3 2015 from the sale of a buy-to-let portfolio of £12 million and the closure of a foreign exchange exposure of £24 million.

●
Operating expenses increased £9 million to £107 million compared with Q4 2014 largely due to the benefit of releases on conduct and litigation costs in Q4 2014 partly offset by a benefit from the weakening euro.

●
Net impairment releases of £10 million were £60 million lower than the prior year and £44 million lower than Q3 2015. A continued benefit from collections activity was partly offset by the impact of revised assumptions on the residential mortgage portfolio in Q4 2015.

●	The low yielding tracker mortgage portfolio reduced from £9.4 billion to £9.2 billion compared with Q3 2015 with RWAs falling £0.1 billion to £7.8 billion.

Commercial Banking

●
Commercial Banking recorded an operating profit of £140 million, compared with an operating profit of £231 million in Q4 2014. This was principally driven by a higher charge for UK bank levy and increased restructuring costs.

●
Total income was £797 million, a decrease of 6% from Q4 2014. Net interest income increased 1% to £512 million, primarily due to higher asset and deposit volumes combined with higher deposit margins, partially offset by lower asset margins. Non-interest income fell 17% from Q4 2014, driven by reduced equity gains of £7 million, down £30 million, and a loss of £34 million on the sale of non-strategic asset portfolios.

●
Operating expenses were £630 million, 8% higher than in Q4 2014, mainly due to increased restructuring costs of £54 million as the pace of business initiatives accelerated and a higher UK bank levy charge. There was a litigation and conduct costs write-back of £8 million compared with a charge of £62 million in Q4 2014. Compared with Q3 2015, operating expenses increased 54% due to the UK bank levy charge.

●	Net impairment losses decreased £5 million to £27 million primarily due to lower individual charges.
●
Net loans and advances to customers totalled £91.3 billion at the end of 2015, including £3.1 billion from the businesses transferred in Q4 2015. Excluding the transferred businesses, net lending increased £0.4 billion compared with Q3 2015.

●
RWAs increased £8.1 billion to £72.3 billion from Q3 2015, including £6.0 billion from the businesses transferred in Q4 2015. Excluding the transferred businesses, RWAs increased £2.1 billion in the quarter, driven by new business and foreign exchange movements.

Private Banking

●
Private Banking reported an adjusted operating loss of £13 million, compared with a £25 million profit in Q4 2014 principally due to a higher UK bank levy charge and lower income. A goodwill impairment charge of £498 million attributed to the business led to an operating loss of £516 million, compared with an operating loss of £66 million in Q4 2014.

Segment performance

Private Banking (continued)

●	Total income was £158 million, down 7% from Q4 2014, due mainly to lower new business asset margins, lower investment income and reduced deposit income.
●
Operating expenses totalled £662 million, an increase from £237 million in Q4 2014. The increase was due to the goodwill impairment charge of £498 million, offset by reductions in litigation and conduct costs. Adjusted operating expenses increased 34% from Q3 2015 due to the UK bank levy.

●	Assets under management increased in the quarter from £13.5 billion to £13.9 billion due to market movements.

RBS International

●	RBS International reported an operating profit of £55 million, compared with an operating profit of £60 million in Q4 2014.
●
Total income fell £6 million against Q4 2014 to £95 million due primarily to lower new business asset margins. Compared with the previous quarter, income increased £8 million due to higher new lending volumes and increased fee income.

●	Operating expenses were £40 million, £2 million higher than Q4 2014 due to the increased charge for the UK bank levy.
●	Net loans and advances to customers rose £0.3 billion to £7.3 billion in the quarter, mainly from volume growth in the funds sector, partly offset by repayments in local government lending.
●	Customer deposits decreased £1.0 billion to £21.3 billion in the quarter as clients looked to manage their cash positions over year end.

Corporate & Institutional Banking

●
CIB reported an operating loss of £245 million, compared with an operating loss of £536 million in Q4 2014, reflecting the £365 million reduction in litigation and conduct costs to £5 million. Adjusted operating loss was £112 million compared with £114 million in Q4 2014.

●
Total income declined by £37 million to £186 million compared with £223 million in Q4 2014, primarily due to increased losses on own credit adjustments of £66 million compared with £33 million in Q4 2014. Excluding this, total income was £252 million compared with £256 million in Q4 2014. This reflects a significant increase in Rates income offset by a reduction in Currencies and the absence in Q4 2015 of income from the businesses transferred to Commercial Banking.

●
Operating expenses reduced by £334 million to £431 million compared with £765 million in Q4 2014, primarily reflecting lower litigation and conduct costs of £5 million, compared with £370 million in Q4 2014, partially offset by an increase in restructuring costs of £43 million to £62 million compared with £19 million in Q4 2014. Adjusted expenses decreased by £12 million to £364 million, reflecting lower back office costs, partially offset by the impact of a one-off staff cost credit in Q4 2014.

●	RWAs reduced by £5.7 billion in the quarter to £33.1 billion, driven by the transfer to Commercial Banking of the Western European loan portfolio.

Capital Resolution

●	During Q4 2015, Capital Resolution reduced RWAs by £10.7 billion to £49.0 billion, due primarily to the sales of several portfolios in CIB Capital Resolution and disposals and repayments within RCR.
●
Capital Resolution funded assets fell £12.6 billion to £53.4 billion. CIB Capital Resolution funded assets fell £10.7 billion, primarily due to the loan portfolio disposals with RCR funded assets reducing £1.9 billion driven by disposal activity across all asset groups.

Segment performance

Capital Resolution (continued)

●
Capital Resolution Q4 2015 operating loss of £1,902 million reflected disposal losses within income of £180 million, an increase from £89 million in Q3 2015, and £1,498 million of litigation and conduct costs from provisions for mortgage-backed securities litigation in the United States. Adjusted operating expenses fell by 20% compared with Q4 2014 to £394 million driven by a reduction in staff costs. Restructuring costs reduced to £104 million in the quarter. Net impairment releases of £356 million were recorded in Q4 2015 primarily in RCR Ireland driven by a significant disposal of commercial real estate assets.

Williams & Glyn

●
Operating profit was £53 million, against a profit of £123 million in Q4 2014 and a profit of £115 million in Q3 2015. This was primarily due to increased operating costs as the business continued to stand up the central functions and operations, in addition to incurring £28 million of costs in relation to the restructuring of Commercial Banking.

●
Total income reduced by 4% compared to Q4 2014 due primarily to lower non-interest income, reflecting lower interchange fee income from credit and debit cards. Income was broadly flat compared to Q3 2015.

●
Operating expenses were £135 million, an increase of £51 million from Q4 2014 due largely to £28 million of restructuring costs and £9 million higher staff costs as headcount increased. Compared to Q3 2015, costs increased £44 million due to restructuring costs and costs associated with the standing up of central and operations.

●	Net impairment losses totalled £20 million, an uplift of £11 million from Q4 2014 and £15 million from Q3 2015 due to a large single corporate charge.
●
Loans and advances were flat against Q3 2015. Excluding the transfer of £0.2bn of Commercial lending back to CPB in Q4, lending grew £0.2 billion driven by good growth in mortgage lending. Customer deposits grew £0.5 billion against Q3 2015.

Central items & other

●
Central items not allocated represented a charge of £264 million for the quarter compared with a charge of £717 million for Q4 2014. This includes a £263 million loss on the repurchase of certain US dollar, Sterling and Euro senior debt securities and a £44 million adverse own credit adjustment      (Q4 2014 - £61 million charge). Restructuring costs included a charge relating to Williams & Glyn of £181 million and a write-off of intangible assets of £59 million (Q4 2014 - £247 million). Treasury funding costs, including volatile items under IFRS, recorded a gain of £193 million (Q4 2014 - £323 million).

Statutory results

Consolidated income statement for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014	2015	2015*	2014
	£m	£m	£m	£m	£m

Interest receivable	11,925	13,079	2,855	2,963	3,238
Interest payable	(3,158)	(3,821)	(693)	(776)	(856)

Net interest income	8,767	9,258	2,162	2,187	2,382

Fees and commissions receivable	3,742	4,414	904	880	1,055
Fees and commissions payable	(809)	(875)	(251)	(195)	(204)
Income from trading activities	1,060	1,285	15	170	(403)
(Loss)/gain on redemption of own debt	(263)	20	(263)	-	-
Other operating income	426	1,048	(83)	141	135

Non-interest income	4,156	5,892	322	996	583

Total income	12,923	15,150	2,484	3,183	2,965

Staff costs	(5,726)	(5,757)	(1,277)	(1,562)	(1,325)
Premises and equipment	(1,827)	(2,081)	(447)	(635)	(480)
Other administrative expenses	(6,288)	(4,568)	(3,192)	(730)	(1,999)
Depreciation and amortisation	(1,180)	(930)	(186)	(282)	(203)
Write down of goodwill and other intangible assets	(1,332)	(523)	(659)	(67)	(311)

Operating expenses	(16,353)	(13,859)	(5,761)	(3,276)	(4,318)

(Loss)/profit before impairment releases	(3,430)	1,291	(3,277)	(93)	(1,353)
Impairment releases	727	1,352	327	79	670

Operating (loss)/profit before tax	(2,703)	2,643	(2,950)	(14)	(683)
Tax (charge)/credit	(23)	(1,909)	261	3	(1,040)

(Loss)/profit from continuing operations	(2,726)	734	(2,689)	(11)	(1,723)
Profit/(loss) from discontinued operations,
net of tax (1)	1,541	(3,445)	90	1,093	(3,882)

(Loss)/profit for the period	(1,185)	(2,711)	(2,599)	1,082	(5,605)
Non-controlling interests	(409)	(60)	(20)	(45)	(71)
Preference shares	(297)	(330)	(74)	(80)	(99)
Other owners	(88)	(49)	(47)	(17)	(16)
Dividend access share	-	(320)	-	-	-

(Loss)/profit attributable to ordinary shareholders	(1,979)	(3,470)	(2,740)	940	(5,791)

(Loss)/earnings per ordinary share (EPS) (2)
Basic EPS from continuing and discontinued operations	(17.2p)	(30.6p)	(23.6p)	8.1p	(50.7p)
Basic EPS from continuing operations	(27.7p)	0.5p	(24.5p)	(1.0p)	(16.2p)

* Restated, refer to Note 1 on page 46 for further details.

Notes:

(1)	Refer to Note 2 on page 46 for further details.
(2)	Diluted EPS from discontinued operations was 0.1p less than basic EPS in the year ended 31 December 2015. There was no dilution in any other period.

Statutory results

Consolidated statement of comprehensive income for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014*	2015	2015*	2014*
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,185)	(2,711)	(2,599)	1,082	(5,605)

Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(73)	(1,857)	(93)	3	(186)
Tax	306	314	310	(1)	(20)

	233	(1,543)	217	2	(206)

Items that do qualify for reclassification
Available-for-sale financial assets	44	807	139	(50)	199
Cash flow hedges	(700)	1,413	(398)	408	958
Currency translation	(1,181)	307	(4)	(604)	424
Tax	108	(455)	2	(38)	(264)

	(1,729)	2,072	(261)	(284)	1,317

Other comprehensive (loss)/income after tax	(1,496)	529	(44)	(282)	1,111

Total comprehensive (loss)/income for the period	(2,681)	(2,182)	(2,643)	800	(4,494)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	370	246	13	58	204
Preference shareholders	297	330	74	80	99
Paid-in equity holders	88	49	47	17	16
Dividend access share	-	320	-	-	-
Ordinary shareholders	(3,436)	(3,127)	(2,777)	645	(4,813)

	(2,681)	(2,182)	(2,643)	800	(4,494)

* Restated, refer to Note 1 on page 46 for further details.

Key points

●	The loss on remeasurement of retirement benefit schemes reflects the change of accounting policy for pensions. For further details, refer to Note 1 on page 46.

●
Cash flow hedging losses in both the year and quarter principally result from transfers from equity as hedged transactions occurred. In the year, this is partially offset by cash flow hedging gains deferred in equity.

●
Currency translation losses for the year predominantly relates to the recycling of foreign exchange reserves upon ceding control of Citizens and the strengthening of sterling against the euro, partially offset by the weakening of sterling against the US dollar.

●
The movement in available-for-sale financial assets in both the year and quarter reflects significant unrealised gains on a holding of euro equity securities. In the year, this is partially offset by unrealised losses on available-for-sale debt securities.

Statutory results

Consolidated balance sheet as at 31 December 2015

	31 December	30 September	31 December
	2015	2015*	2014*
	£m	£m	£m

Assets
Cash and balances at central banks	79,404	77,220	74,872
Net loans and advances to banks	18,361	22,681	23,027
Reverse repurchase agreements and stock borrowing	12,285	15,255	20,708
Loans and advances to banks	30,646	37,936	43,735
Net loans and advances to customers	306,334	311,383	334,251
Reverse repurchase agreements and stock borrowing	27,558	36,545	43,987
Loans and advances to customers	333,892	347,928	378,238
Debt securities	82,097	81,307	86,649
Equity shares	1,361	2,199	5,635
Settlement balances	4,116	9,397	4,667
Derivatives	262,514	296,019	353,590
Intangible assets	6,537	7,151	7,781
Property, plant and equipment	4,482	4,607	6,167
Deferred tax	2,631	1,811	1,911
Prepayments, accrued income and other assets	4,242	4,809	5,763
Assets of disposal groups	3,486	6,300	82,011

Total assets	815,408	876,684	1,051,019

Liabilities
Bank deposits	28,030	30,543	35,806
Repurchase agreements and stock lending	10,266	12,800	24,859
Deposits by banks	38,296	43,343	60,665
Customer deposits	343,186	346,267	354,288
Repurchase agreements and stock lending	27,112	30,555	37,351
Customer accounts	370,298	376,822	391,639
Debt securities in issue	31,150	37,360	50,280
Settlement balances	3,390	8,401	4,503
Short positions	20,809	20,108	23,029
Derivatives	254,705	288,905	349,805
Accruals, deferred income and other liabilities	15,115	14,324	13,346
Retirement benefit liabilities	3,789	3,718	4,318
Deferred tax	882	376	500
Subordinated liabilities	19,847	20,184	22,905
Liabilities of disposal groups	2,980	6,401	71,320

Total liabilities	761,261	819,942	992,310

Equity
Non-controlling interests	716	703	2,946
Owners' equity
Called up share capital	11,625	6,984	6,877
Reserves	41,806	49,055	48,886

Total equity	54,147	56,742	58,709

Total liabilities and equity	815,408	876,684	1,051,019

Owners' equity attributable to:
Ordinary shareholders	47,480	50,088	50,666
Other equity owners	5,951	5,951	5,097

	53,431	56,039	55,763

*Restated, refer to Note 1 on page 46 for further details.

The parent company's distributable reserves at 31 December 2015 were £16.3 billion (31 December 2014 - £17.5 billion).

Statutory results

Consolidated statement of changes in equity for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014*	2015	2015*	2014*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,714	6,984	6,981	6,832
Ordinary shares issued	159	163	51	4	45
Conversion of B shares (1)	4,590	-	4,590	-	-
Preference shares redeemed (2)	(1)	-	-	(1)	-

At end of period	11,625	6,877	11,625	6,984	6,877

Paid-in equity
At beginning of period	784	979	2,646	634	979
Redeemed/reclassified	(150)	(195)	-	-	(195)
Additional Tier 1 capital notes issued	2,012	-	-	2,012	-

At end of period	2,646	784	2,646	2,646	784

Share premium account
At beginning of period	25,052	24,667	25,315	25,306	24,934
Ordinary shares issued	373	385	110	9	118

At end of period	25,425	25,052	25,425	25,315	25,052

Merger reserve
At beginning of period	13,222	13,222	13,222	13,222	13,222
Transfer to retained earnings	(2,341)	-	(2,341)	-	-
At end of period	10,881	13,222	10,881	13,222	13,222

Available-for-sale reserve
At beginning of period	299	(308)	210	244	172
Unrealised gains	31	980	139	6	173
Realised losses/(gains)	27	(333)	2	(38)	(19)
Tax	(16)	(67)	(44)	(11)	(27)
Recycled to profit or loss on disposal of businesses (3)	-	36	-	-	-
Recycled to profit or loss on ceding control of Citizens (4)	9	-	-	9	-
Transfer to retained earnings	(43)	(9)	-	-	-

At end of period	307	299	307	210	299

Cash flow hedging reserve
At beginning of period	1,029	(84)	810	435	291
Amount recognised in equity	712	2,871	(65)	803	1,328
Amount transferred from equity to earnings	(1,354)	(1,458)	(333)	(316)	(370)
Tax	98	(334)	46	(76)	(220)
Recycled to profit or loss on ceding control of Citizens (5)	(36)	-	-	(36)	-
Transfer to retained earnings	9	34	-	-	-

At end of period	458	1,029	458	810	1,029

Foreign exchange reserve
At beginning of period	3,483	3,691	1,679	2,317	3,173
Retranslation of net assets	(22)	113	17	509	209
Foreign currency (losses)/gains on hedges of net assets	(176)	108	(26)	(188)	114
Tax	(11)	(30)	-	3	(4)
Recycled to profit or loss on disposal of businesses	4	-	4	-	-
Recycled to profit or loss on ceding control of Citizens	(962)	-	-	(962)	-
Transfer to retained earnings	(642)	(399)	-	-	(9)

At end of period	1,674	3,483	1,674	1,679	3,483

Capital redemption reserve
At beginning of period	9,131	9,131	9,132	9,131	9,131
Conversion of B shares (1)	(4,590)	-	(4,590)	-	-
Preference shares redeemed (2)	1	-	-	1	-

At end of period	4,542	9,131	4,542	9,132	9,131

*Restated, refer to Note 1 on page 46 for further details.
Notes:

(1)	In October 2015, all B shares were converted into ordinary shares of £1 each.
(2)	Non-cumulative dollar preference shares totalling $1.9 billion were redeemed in September 2015.
(3)	Net of tax - £11 million charge in year ended December 2014.
(4)	Net of tax - £6 million charge.
(5)	Net of tax - £16 million credit.
(6)	See Basis of preparation in Note 1.
(7)	Includes £2,491 million relating to the secondary offering of Citizens in March 2015 (2014 - £2,117 million relating to IPO of Citizens).

Statutory results

Consolidated statement of changes in equity for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014*	2015	2015*	2014*
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	(4,001)	783	(3,851)	(3,593)	2,072
(Loss)/profit attributable to ordinary shareholders
and other equity owners
- continuing operations	(2,801)	756	(2,709)	(16)	(1,741)
- discontinued operations	1,207	(3,527)	90	1,053	(3,935)
Equity preference dividends paid	(297)	(330)	(74)	(80)	(99)
Paid-in equity dividends paid, net of tax	(88)	(49)	(47)	(17)	(16)
Dividend access share dividend	-	(320)	-	-	-
Transfer from available-for-sale reserve	43	9	-	-	-
Transfer from cash flow hedging reserve	(9)	(34)	-	-	-
Transfer from foreign exchange reserve	642	399	-	-	9
Transfer from merger reserve	2,341	-	2,341	-	-
Costs of placing Citizens equity	(29)	(45)	-	-	-
Redemption of equity preference shares (2)	(1,214)	-	-	(1,214)	-
(Loss)/gain on remeasurement of
retirement benefit schemes (6)
- gross	(67)	(1,857)	(87)	3	(186)
- tax	306	314	310	(1)	(20)
Loss on disposal of own shares held	-	(8)	-	-	(8)
Shares issued under employee share schemes	(58)	(91)	(1)	-	(50)
Share-based payments	-	-	-	-	-
- gross	36	29	12	14	3
- tax	(4)	3	(4)	-	3
Reclassification of paid-in equity	(27)	(33)	-	-	(33)

At end of period	(4,020)	(4,001)	(4,020)	(3,851)	(4,001)

Own shares held
At beginning of period	(113)	(137)	(108)	(108)	(136)
Disposal of own shares	6	1	1	-	-
Shares issued under employee share schemes	-	23	-	-	23

At end of period	(107)	(113)	(107)	(108)	(113)

Owners' equity at end of period	53,431	55,763	53,431	56,039	55,763

*Restated, refer to Note 1 of page 46 for further details.

For notes to this table refer to page 42.

Statutory results

Consolidated statement of changes in equity for the period ended 31 December 2015

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2015	2014*	2015	2015*	2014*
Non-controlling interests
At beginning of period	2,946	473	703	5,705	2,747
Currency translation adjustments and other movements	3	86	1	65	101
Profit/(loss) attributable to non-controlling interests
- continuing operations	75	(22)	20	5	18
- discontinued operations	334	82	-	40	53
Dividends paid	(31)	(4)	-	-	(4)
Movements in available-for-sale securities
- unrealised gains/(losses)	22	36	(2)	12	42
- realised (gains)/losses	(6)	77	-	-	3
- tax	(5)	(13)	-	-	(13)
Movements in cash flow hedging reserve
- amount recognised in equity	32	18	-	11	18
- tax	(4)	-	-	-	-
- amounts transferred from equity to earnings	-	(18)	-	-	(18)
Actuarial losses recognised in retirement benefit schemes
- gross	(6)	-	(6)	-	-
Equity raised (7)	2,537	2,232	-	46	-
Equity withdrawn and disposals	(24)	(1)	-	(24)	(1)
Loss of control of Citizens	(5,157)	-	-	(5,157)	-

At end of period	716	2,946	716	703	2,946

Total equity at end of period	54,147	58,709	54,147	56,742	58,709

Total equity is attributable to:
Non-controlling interests	716	2,946	716	703	2,946
Preference shareholders	3,305	4,313	3,305	3,305	4,313
Paid-in equity holders	2,646	784	2,646	2,646	784
Ordinary shareholders	47,480	50,666	47,480	50,088	50,666

	54,147	58,709	54,147	56,742	58,709

*Restated, refer to Note 1 on page 46 for further details.

For the notes to this table refer to page 42.

Statutory results

Consolidated cash flow statement for the period ended 31 December 2015

	Year ended
	31 December	31 December
	2015	2014*
	£m	£m

Operating activities
Operating (loss)/profit before tax on continuing operations	(2,703)	2,643
Operating profit/(loss) before tax on discontinued operations	1,766	(3,207)
Adjustments for non-cash items	(6,661)	(1,149)

Net cash outflow from trading activities	(7,598)	(1,713)
Changes in operating assets and liabilities	8,589	(18,260)

Net cash flows from operating activities before tax	991	(19,973)
Income taxes paid	(73)	(414)

Net cash flows from operating activities	918	(20,387)

Net cash flows from investing activities	(4,866)	6,609

Net cash flows from financing activities	(940)	(404)

Effects of exchange rate changes on cash and cash equivalents	576	909

Net decrease in cash and cash equivalents	(4,312)	(13,273)
Cash and cash equivalents at beginning of year	107,904	121,177

Cash and cash equivalents at end of year	103,592	107,904

*Restated, refer to Note 1 on page 46 for further details.

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2015 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
RBS's principal accounting policies are set out on pages 267 to 276 of the 2015 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on RBS's 2015 results.

Pensions
In the fourth quarter of 2015, the Group changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees can enhance benefits for plan members. The amended policy has been applied retrospectively and prior periods restated.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS's financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 276 to 279 of RBS's 2015 Annual Report and Accounts.

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 December 2015 have been prepared on a going concern basis.

2. Citizens Financial Group
On 3 August 2015, RBS's shareholding in Citizens fell to 20.9% and RBS ceased to consolidate it for accounting purposes recording a gain (in discontinued operations) of £1.1 billion. On 30 October 2015, RBS sold all of its remaining shareholding in Citizens.  Citizens was classified as a disposal group on 31 December 2014; it was also reclassified as a discontinued operation and comparatives re-presented accordingly.

Notes

3. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress (1)	litigation	provisions	Litigation	and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	(15)	(50)	65	-	-
Currency translation and other movements	-	-	-	8	2	57	140	207
Charge to income statement (2)	100	81	292	334	27	642	901	2,377
Releases to income statement (2)	-	(12)	(18)	-	-	(11)	(215)	(256)
Provisions utilised	(286)	(296)	(216)	(178)	(1)	(152)	(312)	(1,441)

At 30 September 2015	613	197	638	469	161	2,406	1,177	5,661
Transfer	-	-	-	-	(31)	31	-	-
Currency translation and other movements	-	-	-	8	(1)	48	(34)	21
Charge to income statement (2)	500	-	127	-	-	1,537	523	2,687
Releases to income statement (2)	(1)	(1)	(16)	-	(7)	(15)	(202)	(242)
Provisions utilised	(116)	(47)	(77)	(171)	(81)	(63)	(206)	(761)

At 31 December 2015	996	149	672	306	41	3,944	1,258	7,366

Notes:

(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
A charge for PPI of £500 million has been recognised in Q4 2015 as a result of the developments detailed in Note 4, bringing the charge for the year to £600 million. The cumulative charge in respect of PPI is £4.3 billion, of which £3.3 billion (77%) in redress and expenses had been utilised by 31 December 2015. Of the £4.3 billion cumulative charge, £3.9 billion relates to redress and £0.4 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	55%	56%	+/-5	+/-55
Uphold rate (1)	91%	89%	+/-5	+/-35
Average redress	£1,677	£1,638	+/-5	+/-36

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 4.

Notes

3. Provisions for liabilities and charges (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. A net charge of £68 million for 2015 principally reflects a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.5 billion has been recognised of which £1.1 billion relates to redress and £0.4 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £2.9 billion in the year ended 31 December 2015 include actual and anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed securities related litigation (£2.1 billion), provisions relating to packaged accounts (£157 million) and other conduct provisions (£377 million).

4. Litigation, investigations and reviews
RBS and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 30 of RBS's 2015 Annual Report & Accounts, issued on 26 February 2016 and available at www.rbs.com/results ("Note 30"), discusses the Matters in which RBS is currently involved and developments to those matters. Other than the Matters discussed in Note 30, no member of the Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate.   Recent developments in the Matters identified in Note 30 which have occurred since the Q3 2015 results were issued on 30 October 2015, include, but are not limited to, those set out below.

Litigation
Other securitisation and securities related litigation in the US
Outstanding MBS litigation is described in Note 30 of RBS's 2015 Annual Report & Accounts.  RBS has £3.8 billion in cumulative provisions relating to that litigation, including £1.5 billion added in the fourth quarter of 2015. Additional settlement costs or provisions related to the MBS litigation, as well as the ongoing civil and criminal investigations into MBS-related conduct involving RBS set out under 'Investigations and reviews' in Note 30 (for which no provisions have been made), may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the £3.8 billion in existing provisions.

RBS has settled the previously-disclosed MBS lawsuits filed by the Federal Home Loan Bank of San Francisco and the Commonwealth of Virginia on behalf of the Virginia Retirement System for amounts that have now been provided for or paid to the plaintiffs.

Notes

4. Litigation, investigations and reviews (continued)

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class actions (now consolidated into one complaint) pending in the United States District Court for the Southern District of New York) alleging manipulation of USD ISDAFIX rates.  RBS has reached an agreement to settle this matter, subject to final settlement documentation and court approval.  The settlement amount is covered by an existing provision.

Interest rate swaps antitrust litigation
On 25 November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a class action antitrust complaint filed in the United States District Court for the Southern District of New York. A similar complaint was filed in the United States District Court for the Northern District of Illinois on 18 February 2016. The complaints allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. RBS anticipates moving to dismiss the claims asserted in these matters.

Investigations and reviews

Payment Protection Insurance
As previously disclosed, RBS is monitoring developments following the UK Supreme Court's decision in the case of Plevin v Paragon Personal Finance Ltd  in November 2014. That decision was that the sale of a single premium PPI policy could create an 'unfair relationship' under s.140A of the Consumer Credit Act 1974 (the 'Consumer Credit Act') because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are 'potentially relevant considerations' in some of the PPI complaints referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it sets out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contains proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The deadline for submitting a response to the Consultation Paper is 26 February 2016. RBS intends to respond.

The proposals in the Consultation Paper include an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline. If the proposals are agreed and implemented, RBS expects higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

Complaints made after the proposed 2018 deadline would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases in 2018.

PPI complaint volumes during Q4 2015 were in line with previous trends. Actual payments made to settle PPI claims during Q4 covered the four month period from 1 September until 31 December 2015. This is in contrast to payments made during Q3, which covered the period from 1 June until 31 August 2015. This change was due to enhanced operating processes introduced in Q4 2015.

Notes

4. Litigation, investigations and reviews (continued)
RBS has made provisions totalling £4.3 billion to date for PPI claims, including £0.5 billion in Q4 2015, of which £3.3 billion had been utilised by 31 December 2015.

Credit default swaps (CDS) investigation
As previously disclosed, in April 2011 the EC opened an antitrust investigation into the CDS information market to which RBS was a party. In general terms, the EC raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. On 4 December 2015 the EC decided to close the case against RBS and the other bank parties to the investigation. Markit and ISDA remain party to the investigation.

US/Swiss tax programme
As previously disclosed, in August 2013 the Department of Justice (DOJ) announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters,  of the DOJ's investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.  As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement.  Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ's investigations, and commit no US federal offenses.  If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

German prosecutor investigation into Coutts & Co Ltd.
A prosecuting authority in Germany undertook an investigation into Coutts & Co Ltd. in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd. clients. Coutts & Co Ltd. cooperated with the relevant authorities and on 4 December 2015 paid EUR 23.8 million to settle the investigation against it. The settlement amount was covered by an existing provision.

5. Recent developments

Preference share dividends
The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on
CET1 capital of coupon and dividend payments for 2013, 2014 and 2015. £300 million of new equity was issued during the course of 2015 and the Board has decided a further £300 million of new equity will be issued during the course of 2016 to again partially neutralise the CET1 impact of coupon and dividend payments.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2015.

We, the directors listed below, confirm that to the best of our knowledge:

•      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings          included in the consolidation taken as a whole; and

•      the Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the         consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

25 February 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in the Annual Report and Accounts 2015 include the risk factors and other uncertainties discussed in to this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme  as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital and leverage requirements or targets which will depend on  RBS's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties.  These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring;  the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix 1
Williams & Glyn

Appendix 1 Williams & Glyn

Williams & Glyn overview and update
Williams & Glyn (W&G) has c.1.6 million retail banking customers with an estimated market share of 2% in Personal Current Accounts (PCA) in the UK. The bank has c.240,000 commercial customers served through either the retail bank or a national network of relationship managers.

W&G is in the process of being established as a fully licensed, independent, full-service retail and commercial bank, with its own operating infrastructure and platform.

Williams & Glyn separation
Progress continues to be made in establishing a standalone W&G business with a number of notable developments in 2015. A new management team has been appointed, with Jim Brown becoming CEO and Leigh Bartlett CFO in September 2015. W&G has continued to recruit into the business, strengthening a number of customer-facing and central functions.

Work continues on the separation of W&G, but this will now not be achieved until after Q1 2017. The Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the W&G business, some of which may only emerge as various separation process phases are progressed. The W&G separation process is a high priority for the Group and involves the diversion of Group resources away from other key areas. The associated risks are discussed in more detail in the Risk Factors on pages 390 to 414 in the 2015 Annual Report and Accounts.

Williams & Glyn financial information
In the main body of this results document, W&G is presented as a segment within RBS, reflecting the contribution made by W&G's ongoing business to RBS which was previously reported in UK PBB. This does not reflect the allocation of separation costs or the financial impact of any disposal transaction. The segmental performance of W&G has been extracted from the 2015 Annual Report and Accounts, including the audited financial statements.

In this appendix, W&G's financial information is shown on two different bases:

•
A non-statutory 'carve out' internally managed basis for the years ended 31 December, 2015, 2014 and 2013 which reflects the adjustments to the W&G segmental information, relating to a) the full allocation of additional costs for the services W&G received from RBS during these periods and b) the inclusion of certain customer portfolios that are currently reported through other segments in RBS.

•	An illustrative standalone basis of presentation which provides an indicative view of W&G's standalone profile for 2015.

During the periods presented, W&G has been an integral part of RBS and has not operated as a separate legal entity. As such, the non-statutory carve out basis of presentation does not fully reflect the actual cost base, funding, liquidity and capital profile of a standalone bank.

Appendix 1 Williams & Glyn

In respect of the illustrative standalone basis, W&G's actual cost base, funding, liquidity and capital requirements as a separated bank may ultimately differ materially from those implied by this illustrative financial information. The illustrative financial information presented herein is based on certain assumptions, which may prove to be incorrect.  As such, this illustrative financial information should be treated as solely indicative of currently modelled parameters and should not be construed as an indication or projection of W&G's actual or future results or financial position on a standalone basis. When considering this information, readers should take this and the risks inherent in preparing such financial information into consideration. For a description of the risks and uncertainties relating to the W&G separation and divestment see the risk factors on page 391 in the RBS 2015 Annual Report and Accounts.

The illustrative standalone financial information presented in this appendix does not comply with the UK rules relating to the preparation of proforma financial information under the Prospectus Directive rules or Regulation S-X in the United States, and if presented in accordance with these rules, such presentation would be different than that presented herein.

The illustrative standalone financial information presented in this appendix has not been audited or reviewed by the Group's auditors.

Appendix 1 Williams & Glyn

Non-statutory carve out financial statements

	Year ended
	31 December	31 December	31 December
	2015	2014	2013
Income statement	£m	£m	£m
Net interest income	679	687	670

Net fees and commissions	173	184	199
Other operating income	16	18	19

Non-interest income	189	202	218

Total income	868	889	888

Administrative expenses	(522)	(502)	(449)
Restructuring costs	(28)	-	-
Depreciation	(11)	(14)	(14)

Operating expenses	(561)	(516)	(463)
Operating profit before impairment losses	307	373	425
Impairment losses	(15)	(63)	(85)

Operating profit before taxation	292	310	340
Tax charge	(60)	(68)	(81)

Profit for the year	232	242	259

Performance ratios

Loan impairment charge as a % of gross customer loans and advances by sector	0.1%	0.3%	0.4%
Net interest margin excluding central IEAs	3.42%	3.47%	3.40%
Cost:income ratio	65%	58%	52%
Cost:income ratio - adjusted (1)	61%	58%	52%
Balance sheet
Assets
Cash	94	88	87
Loans and advances to customers	20,325	19,939	20,163
Derivative financial assets	102	242	350
Derivative financial assets - intra-group
Property, plant and equipment	90	95	104
Prepayments, accrued income and other assets	11	13	11

Total assets	20,622	20,377	20,715

Liabilities
Deposits by banks	14	23	117
Customer accounts	25,209	23,159	22,824
Derivative financial liabilities	17	32	98
Derivative financial liabilities - intra-group	-	-	-
Debt securities in issue	-	-	-
Amounts due to related undertakings	3,174	3,763	3,807
Provisions	28	-	-
Other liabilities	50	30	20

Total liabilities	28,492	27,007	26,866
Net investment from RBS Group	(7,870)	(6,630)	(6,151)

Net investment from RBS Group and liabilities	20,622	20,377	20,715

Balance sheet metrics

Loan:deposit ratio (excluding repos)	81%	86%	88%
Risk-weighted assets £bn	10.0	10.2	11.9

Note:
(1) Excluding restructuring costs.

Appendix 1 Williams & Glyn

Income statement on a non-statutory carve out basis
W&G's net interest margin declined from 3.47% in 2014 to 3.42% in 2015. This decline was primarily due to margin pressure on new mortgage volumes and a reduction in the number of customers on the standard variable rate. In Commercial, W&G has widened margins by improving front book pricing while also re-pricing deposits. Fee income has reduced in the year due to lower fee income from credit and debit cards, as well as lower overdraft usage and tariffs in 2015.

Operating expenses increased by £45 million in the year as W&G continued to develop its capability to operate as a standalone bank, while also investing £28 million in the restructuring of its Commercial Banking business.

Net impairment losses were £15 million in 2015, lower than the £63 million loss incurred in 2014 due to portfolio provision releases and reduced levels of defaults in portfolios reflecting a benign UK economy.

The W&G business has continued to perform in line with management's expectations since 31 December 2015, the last financial year end of the business, to the date of this announcement.

Balance sheet on a non-statutory carve out basis
Customer lending grew by £0.4 billion, or 2%, to £20.3 billion in 2015 driven by good growth in mortgage lending and Commercial loans. During 2015, £0.3 billion of Commercial lending was transferred to Commercial Banking. Adjusting for this transfer, customer lending grew by 4%.

Supported by investment in both W&G's mortgage intermediary platform and direct mortgage advisers, Retail's growth was generated by almost £2 billion of gross new mortgage lending in the year which drove a 5% increase in mortgage lending balances.

W&G also saw deposit balances grow in the year, increasing by £2.1 billion, with Retail rising by 10% and Commercial by 8%. At the end of the year, almost 30% of deposits placed with W&G were held in personal and business current accounts.

Williams & Glyn illustrative standalone results
An illustration of W&G's standalone income statement and balance sheet for 2015 prepared as though it operated independently of the RBS Group is presented below based on certain assumptions.

The major adjustments made in preparing this illustrative standalone information compared to W&G's financial information presented on a "carve out" basis are in respect of:

•	Costs - W&G is assumed to have a fully developed cost base, reflecting the people and infrastructure required to operate on a standalone basis
•	Capital - Illustrative levels of equity and capital securities have been included on the balance sheet
•	Liquidity - W&G is assumed to manage its own funding and liquidity position which, combined with the assumed addition of capital, drives a high level of liquid assets

See page 2 above with respect to important disclosures relating to the preparation of this information.

Appendix 1 Williams & Glyn

Williams and Glyn Standalone Financial information
			Non-statutory		Illustrative
			carve	Illustrative	Williams & Glyn
	Segmental	Adjustments	out financial	adjustments	standalone financial
	performance	(1)	statements	(2)	statements
2015	£m	£m	£m	£m	£m
Income statement
Net interest income	658	21	679	(24)	655

Net fee and commission income	160	13	173	-	173
Other operating income	15	1	16	-	16
Non interest income	175	14	189	-	189

Total income	833	35	868	(24)	844

Administrative expenses	(359)	(163)	(522)	(51)	(573)
Restructuring expenses	(28)	-	(28)	-	(28)
Depreciation	-	(11)	(11)	-	(11)

Total operating expenses	(387)	(174)	(561)	(51)	(612)

Operating profit before impairment losses	446	(139)	307	(75)	232
Impairment losses	(15)	-	(15)	-	(15)
Operating profit before taxation	431	(139)	292	(75)	217

Tax charge (3)	-	(60)	(60)	21	(39)

Profit for the year	431	(199)	232	(54)	178

Performance ratios
Loan impairment charge as a % gross
customer loans and advances	0.1%		0.1%		0.1%
Net interest margin excluding central IEAs	3.38%		3.42%		3.30%
Cost:income ratio	46%		65%		73%
Cost:income ratio - adjusted (4)	43%		61%		69%

Assets
Cash and balances at central banks	91	3	94	3,594	3,688
Loans and advances to customers	20,016	309	20,325	-	20,325
Available-for-sale financial assets	-	-	-	3,594	3,594
Derivative financial assets	2	100	102	-	102
Property, plant and equipment	-	90	90	-	90
Prepayments and other assets	10	1	11	24	35

Total assets	20,119	503	20,622	7,212	27,834

Liabilities
Customer deposits	24,085	1,124	25,209	-	25,209
Deposits by banks	9	5	14	-	14
Derivative financial liabilities	29	(12)	17	-	17
Debt securities in issue	-	-	-	415	415
Amounts due to related undertakings	-	3,174	3,174	(3,174)	-
Provisions	28	-	28	-	28
Other liabilities	49	1	50	73	123

Total liabilities	24,200	4,292	28,492	(2,686)	25,806

Net Investment
Net investment from RBS Group (5)	(4,081)	(3,789)	(7,870)	9,623	1,753
AT1 Instruments	-	-	-	275	275

Net investment from RBS Group	(4,081)	(3,789)	(7,870)	9,898	2,028

Total equity and liabilities	20,119	503	20,622	7,212	27,834

Balance sheet metrics
Loan:deposit ratio (excluding repos)	83%		81%		81%
Risk-weighted assets £bn (6)	9.9		10.0		14.0

Notes:

(1)     Adjustments made in respect of RBS recharges and perimeter (e.g. inclusion of customers currently within the NatWest brand) as set out on page 1 of this appendix.
(2)     The illustrative adjustments include assumptions with respect to W&G's fully developed cost base, and capitalisation and liquidity adjustments illustrative of a standalone entity. These are management estimates based on              a  number of assumptions and as a result should not be considered as an indication of W&G's actual or future results as a standalone bank which may be materially different.
(3)      Indicative tax charge at 21%.
(4)      Excluding restructuring costs.
(5)      W&G is not a separate legal entity and a number of items on the balance sheet are presented as allocations of transactions of the wider RBS Group. The net funding/capital position with RBS Group represents a combination of           the overall receivables and payables with W&G and the funding balances with RBS Group, which cannot be separately identified or allocated.
(6)      The segmental performance and non-statutory carve out financial information RWAs have been presented on an Advanced Internal Rating Basis (AIRB), while the "illustrative standalone" Williams & Glyn financial            information  RWAs have been presented on a standardised basis.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary